EXHIBIT 99.2

CONSOLIDATED FINANCIAL STATEMENTS OF COMPANHIA DE PARTICIPAÇÕES EM CONCESSÕES

Companhia de Participações em Concessões

Consolidated Financial Statements for the years ended December 31, 2025 and 2024

Companhia de Participações em Concessões

Consolidated financial statements
for the years ended December 31, 2025 and 2024

KPMG Auditores Independentes Ltda.

Rua Verbo Divino, 1400 - Conjunto Térreo ao 801 - parte,

Chácara Santo Antônio, CEP 04719-911, São Paulo - SP

Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil

Telefone: 55 (11) 3940-1500

kpmg.com.br

Independent Auditors’ Report on Consolidated Financial Statements

To the Shareholders and management of

Companhia de Participações em Concessões

São Paulo

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Companhia de Participações em Concessões (“the Company”), which comprise the consolidated statement of financial position as at December 31, 2025, the consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising material accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Company as at December 31, 2025, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Brazil, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with management regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

São Paulo, September 21, 2026

KPMG Auditores Independentes Ltda.
CRC 2SP014428/O-6

/s/ Fabian Junqueira Sousa
Fabian Junqueira Sousa
Accountant CRC 1SP235639/O-0

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Companhia de Participações em Concessões

Consolidated statement of financial position

December 31, 2025 and December 31, 2024

(In thousands of Mexican Pesos)

		Consolidated
Assets	Note	12/31/2025	12/31/2024
Current		5,194,334	4,701,838
Cash and cash equivalents	7	2,711,795	2,490,144
Financial investments	7	739,135	325,097
Financial investments - restricted cash account	7	144,488	124,032
Accounts receivable	8.1	885,878	902,857
Accounts receivable with related parties	10	2,611	26,497
Inventories		90,933	93,945
Recoverable taxes		339,187	383,868
Advances to suppliers		28,512	47,003
Dividends and interest on capital	10	-	4,035
Prepaid expenses and other credits		251,795	304,360

Non-current		35,381,231	36,088,165
Financial investments - restricted cash account	7	357,621	174,936
Accounts receivable	8.1	3,965	2,033
Accounts receivable with related parties	10	-	175,325
Loans with related parties	10	-	486
Inventories		25,764	20,543
Recoverable taxes		136,054	111,470
Deferred income tax and social security contribution	9.2	2,708,365	2,679,863
Prepaid expenses and other credits		8,753	7,897

Investments	11.1	1,467,967	2,749,615
Property. plant and equipment	12	167,102	185,754
Intangible assets	13	28,704,488	27,775,157
Infrastructure under construction	13	1,794,801	2,186,597
Right of use in lease		6,351	18,489

Total Assets		40,575,565	40,790,003

The notes are an integral part of the consolidated financial statements.

Companhia de Participações em Concessões

Consolidated statement of financial position

December 31, 2025 and December 31, 2024

(In thousands of Mexican Pesos)

		Consolidated
Liabilities and Equity	Note	12/31/2025	12/31/2024
Current		2,583,492	3,136,631
Loans and financing	14	231,031	181,976
Debentures	15	247,383	193,192
Suppliers		547,102	629,417
Income tax and social security contribution		52,921	109,474
Taxes and contributions payable		248,130	246,815
Social, labor, and pension obligations		264,344	271,386
Suppliers and accounts payable to related parties	10	312,833	290,633
Loans with related parties	10	-	10,221
Dividends and interest on capital	10	129,928	39,163
Obligations with the Concession Grantors	21.1 and 21.2	422,059	986,551
Lease liabilities		6,155	5,358
Obligations to be fulfilled		28,104	12,026
Deferred revenue		6,700	19,327
Other obligations		86,802	141,092

Non-current		28,726,162	27,159,334
Loans and financing	14	4,526,289	4,483,054
Debentures	15	14,915,734	14,059,260
Suppliers		4,729	4,042
Taxes and contributions payable		920	1,420
Deferred income tax and social security contribution	9.2	88,907	36,196
Social, labor, and pension obligations		63,238	70,911
Advance for future capital increase with related parties	10	-	218
Loans with related parties	10	-	22,210
Provision for civil, labor, social security, tax, and contractual risks	16.1	101,988	115,345
Obligations with the Concession Grantors	21.2	8,906,312	8,221,048
Lease liabilities		268	13,215
Obligations to be fulfilled		-	4,421
Deferred revenue		8,998	15,291
Other obligations		108,779	112,703

Equity	17	9,265,911	10,494,038
Share capital		16,864,204	17,638,714
Capital reserves		10,864	14,102
Profit reserves		25,568	-
Accumulated profits and losses		-	(2,906,571)
Proposed additional dividend		360,672	-
Currency translation adjustments		(7,620,734)	(3,983,272)
Non-controlling interests (NCI)		(374,663)	(268,935)

Total liabilities and equity		40,575,565	40,790,003

The notes are an integral part of the consolidated financial statements.

Companhia de Participações em Concessões

Consolidated statements of profit or loss

For the year ended December 31, 2025 and 2024

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

		Consolidated
	Note	12/31/2025	12/31/2024
Net operating revenue	18	9,637,991	12,457,418

Costs of services provided		(5,589,093)	(9,542,195)
Construction costs		(1,521,304)	(5,231,512)
Services		(1,392,517)	(1,261,274)
Grant cost		(384,813)	(383,080)
Depreciation and amortization		(786,464)	(1,262,140)
Personnel costs		(984,377)	(888,949)
Materials, equipment and vehicles		(157,813)	(174,340)
Other		(361,805)	(340,900)

Gross profit		4,048,898	2,915,223

Operating expenses		(859,504)	(943,492)
Administrative and general expenses
Personnel expenses		(466,970)	(441,911)
Services		(163,055)	(169,754)
Materials, equipment and vehicles		(19,314)	(17,998)
Depreciation and amortization		(26,667)	(33,249)
Non-deductible expenses, provisions and fines		319	(404)
Advertising campaigns and events, fairs and newsletters		(52,445)	(52,886)
Rouanet Law, audiovisual, sports and other incentives		(7,408)	(7,490)
(Provision) reversal for civil, labor, social security, and contractual risks	16.1	72	(71,631)
Travels and lodging expenses		(18,431)	(20,622)
Water, electricity, telephone, internet and gas		(1,129)	(1,205)
Legal and judicial expenses		(4,868)	(2,125)
Contributions to trade unions and class associations		(6,691)	(6,369)
Taxes, fees and notary fees		(10,917)	(14,779)
Property rentals and condominiums		(4,703)	(4,278)
(Allowance) reversal for expected credit losses – accounts receivable		5,551	(9,381)
Other operating expenses		(82,848)	(89,410)

Equity accounted-investees	11	588,424	602,277

Profit before financial result		3,777,818	2,574,008

Net finance costs	19	(3,027,997)	(2,267,950)
Financial expenses		(3,431,629)	(2,565,583)
Financial revenues		403,632	297,633

Profit before income tax and social contribution		749,821	306,058

Current and deferred income tax and social security contribution	9.1	(118,502)	15,730

Profit for the year		631,319	321,788

Attributable to:
Owners of the Company		716,123	435,352
Non-controlling interests		(84,804)	(113,564)

The notes are an integral part of the consolidated financial statements.

Companhia de Participações em Concessões

Consolidated statements of comprehensive income

For the year ended December 31, 2025 and 2024

(In thousands of Mexican Pesos)

	12/31/2025	12/31/2024
Profit for the year	631,319	321,788

Other comprehensive income

Items that shall not be further reclassified to statement of profit or loss	(3,900)	139
Valuation adjustment reserve- Pension plan	(3,900)	139

Items that will be subsequently reclassified to statement of profit or loss	(941,957)	937,073
Currency translation adjustments	(929,846)	966,882
Cash flow hedge result - net of tax	(12,111)	(29,809)

Total comprehensive (loss) income for the year	(314,538)	1,259,000

Attributable to:
Owners of the Company	(218,961)	1,321,617
Non-controlling interests	(95,577)	(62,617)

The notes are an integral part of the consolidated financial statements.

Companhia de Participações em Concessões

Consolidated statement of changes in equity

For the year ended December 31, 2025 and 2024

(In thousands of Mexican Pesos)

			Capital reserve	Profit Reserves
		Share	Long-Term		Proposed additional	Currency translation	Accumulated profits	Equity attributable to owners of the	Non-controlling	Consolidated
Consolidated	Note	capital	Incentive Plan	Legal	dividend	adjustments	and losses	Company	Interests	equity
Balances as of January 1, 2024		17,742,384	4,954	-	-	(4,869,537)	(3,298,862)	9,578,939	(181,303)	9,397,636

Profit for the year		-	-	-	-	-	435,352	435,352	(113,564)	321,788

Dividends paid		-	-	-	-	-	-	-	(22,696)	(22,696)

Share capital increase on Feb 1, 2024		554,977	-	-	-	-	-	554,977	-	554,977
Reduction of share capital on October 23, 2024		(658,647)	-	-	-	-	-	(658,647)	-	(658,647)

Long-Term Incentive Plans, payable in shares		-	9,148	-	-	-	-	9,148	-	9,148
Interest on equity on December 19, 2024		-	-	-	-	-	(36,602)	(36,602)	(1,971)	(38,573)
Interest on equity on December 19, 2024 (tax effect)		-	-	-	-	-	(6,459)	(6,459)	(348)	(6,807)

Other comprehensive income		-	-	-	-	886,265	-	886,265	50,947	937,212

Balances as of December 31, 2024		17,638,714	14,102	-	-	(3,983,272)	(2,906,571)	10,762,973	(268,935)	10,494,038

Profit for the year		-	-	-	-	-	716,123	716,123	(84,804)	631,319

Reduction of share capital on December 17, 2025	17	(774,510)	-	-	-	-	-	(774,510)	(4,258)	(778,768)

Long-Term Incentive Plans, payable in shares	17	-	(3,238)	-	-	-	-	(3,238)	-	(3,238)
Interest on equity on December 15, 2025	17	-	-	-	-	-	(21,397)	(21,397)	(3,220)	(24,617)
Interest on equity on December 15, 2025 (tax effect)	17	-	-	-	-	-	(3,781)	(3,781)	(568)	(4,349)

Other comprehensive income		-	-	-	-	(3,637,462)	2,702,378	(935,084)	(10,773)	(945,857)

Allocations:
Legal reserve	17	-	-	25,568	-	-	(25,568)	-	-	-
Proposed additional dividend	17	-	-	-	360,672	-	(360,672)	-	(2,105)	(2,105)
Minimum mandatory dividend	17	-	-	-	-	-	(100,512)	(100,512)	-	(100,512)
Balances as of December 31, 2025		16,864,204	10,864	25,568	360,672	(7,620,734)	-	9,640,574	(374,663)	9,265,911

The notes are an integral part of the consolidated financial statements.

Companhia de Participações em Concessões

Consolidated statements of cash flows

For the year ended December 31, 2025 and 2024

(In thousands of Mexican Pesos)

Cash flow from operating activities	Note	12/31/2025	12/31/2024
Profit for the year		631,319	321,788

Adjustments as to:
Deferred income tax and social contribution	9.2	(18,878)	(188,807)
(Reversal) allowance for expected credit losses – trade receivables	8.1	(5,551)	9,381
Additions of accounts receivable from the Concession Grantor	8.1	(33,286)	(32,424)
Depreciation and amortization	12 and 13	652,651	1,138,882
Write-off of fixed assets and intangible assets	12 and 13	2,187	971,404
Write-off of lease		-	5,534
Amortization of the concession right generated in acquisitions	12 and 13	153,648	150,405
Capitalization of borrowing costs	12 and 13	(155,767)	(582,939)
Additions and updates for provisions for civil, labor, social security, tax and contractual risks	16.1	5,476	102,662
Monetary variation on obligations with the Concession Grantor	19	798,023	583,251
Interest and monetary variation on loans, financing, debentures and commercial notes	19	2,211,282	1,899,397
Interest and adjustments for inflation	19	213,993	180,465
Adjustment to present value on obligations with the Concession Grantors	19	350,981	266,705
Exchange-rate variations on foreign suppliers and indemnities	19	(2,925)	1,151
Reversal of the leases present value adjustment	19	51	105
Rebalancing revenue	21	-	(810,651)
Equity accounted-investees	11	(588,424)	(602,277)
Depreciation - leases		6,832	6,101
Long-Term Bonus Program settled in shares		(3,238)	9,148

Variation in assets and liabilities
(Increase) decrease in assets
Accounts receivable of operations	8.1	663	(16,388)
Accounts receivable of Concession Grantor	8.1	50,990	50,757
Accounts receivable - related parties	10	351,860	60,522
Recoverable taxes		44,419	(52,217)
Advances to suppliers		18,191	(14,080)
Inventory		(5,390)	(23,284)
Prepaid expenses and others		46,352	(9,595)

Increase (decrease) in liabilities
Suppliers		(65,593)	44,402
Suppliers and accounts payable - related parties	10	(169,018)	91,815
Social, labor and social security obligations		(6,313)	38,854
Taxes and contributions payable and provision for income tax and social contribution		(28,871)	109,327
Income tax and social contribution payments		(9,166)	(5,344)
Provision payment for civil, labor, social security, tax risks and contractual	16.1	(5,548)	(31,032)
Obligations to be performed		12,702	12,192
Obligations with the Concession Grantor	8.1 and 21	(768,575)	(547,408)
Deferred revenue		(18,974)	3,164
Other obligations		(779,887)	566,900

Net cash from operating activities		2,886,216	3,707,866

Companhia de Participações em Concessões

Consolidated statements of cash flows

For the year ended December 31, 2025 and 2024

(In thousands of Mexican Pesos)

	Note	12/31/2025	12/31/2024
Cash flow from investing activities
Loans with related parties		-	(492)
Acquisition of fixed assets	12	(33,152)	(44,891)
Additions of intangible assets	13	(2,045,937)	(5,519,104)
Other fixed assets and intangible assets	12 and 13	2,715	2,278
Capital increase in investees and other investment activities		(1,689)	-
Acquisition of lease		(6,636)	-
Dividends and interest on capital received		1,398,281	641,960
Financial investments	7	(444,213)	(329,580)
Redemption / Financial investments - restricted cash account	7	(221,679)	(248,453)

Net cash used in investing activities		(1,352,310)	(5,498,282)

Cash flow from financing activities
Principal and interest payments		-	(659)
Funding (net of transaction costs)	14 and 15	2,582,909	3,729,757
Principal payments	14 and 15	(1,450,039)	(1,612,002)
Interest payments	14 and 15	(1,491,812)	(1,548,795)
Dividends paid to shareholders of the parent company	11	(35,480)	(194,905)
Dividends paid to non-controlling interests	11	(5,893)	(25,015)
Capital increase		-	554,977
Lease liabilities (principal and interest payments)		(8,685)	(9,758)
Capital decrease		(774,510)	(658,647)
Capital increase/decrease of non-controlling shareholders		(4,258)	-

Net cash (used in) from financing activities		(1,187,768)	234,953

Effect of exchange rate changes on cash and cash equivalents		(124,487)	(156,781)

Increase (reduction) in cash and cash equivalents		221,651	(1,712,244)

Statement of increase (reduction) in cash and cash equivalents
At the beginning of the period		2,490,144	4,202,388
At the end of the period		2,711,795	2,490,144

		221,651	(1,712,244)

The notes are an integral part of the consolidated financial statements.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

1.	Operational context

Companhia de Participações em Concessões (“CPC” or the “Company” or the “Group”) aims to assess new business opportunities, acting in the airport and related businesses, and is directly responsible for managing new business ventures. The registered office is located at Rua Pais Leme, 524, 4th floor, Room 1, Pinheiros, Postal Code 05.424-904, São Paulo - SP.

The fiscal year of the Company and its investees begins on January 1 and ends on December 31 of each year.

The companies in which the Company holds a direct or indirect interest, together with the respective percentage interests, are presented below:

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

Companies	Country	Direct investors	% interests
Subsidiaries
Grupo de Aeropuertos Internacional AAH SRL (Aeropuertos)	Costa Rica	CCR Costa Rica Emprendimientos S.A. CCR Costa Rica Concesiones y Participaciones S.A.	48.77 51.23
Curaçao Airport Investment N.V. (CAI)	Curaçao	CCR España Concesiones y Participaciones S.L.U. Companhia de Participações Aeroportuárias (CPA)	39 51
Curaçao Airport Real Estate Enterprises N.V. (CARE)	Curaçao	Curaçao Airport Investment N.V. (CAI)	100
CCR España Concesiones y Participaciones S.L.U.	Spain	CPC	100
CCR España Emprendimientos S.L.U.	Spain	CPC	100
CCR Costa Rica Concesiones y Participaciones S.A.	Costa Rica	SJO Holding Ltd. (SJO Holding)	100
CCR Costa Rica Emprendimientos S.A.	Costa Rica	CCR España Concesiones y Participaciones S.L.U.	100
Companhia de Participações Aeroportuárias (CPA)	Brazil	CCR España Concesiones y Participaciones S.L.U.	80
Desarrollos de Aeropuertos Internacional AAH SRL (Desarrollos)	Costa Rica	CCR Costa Rica Emprendimientos S.A. CCR Costa Rica Concesiones y Participaciones S.A.	51 49
Green Airports Inc. (Green Airports)	British Virgin Islands	CPC	100
Inversiones Bancnat S.A. (IBSA BVI)	USA	Green Airports Inc. (Green Airports) SJO Holding Ltd. (SJO Holding)	50 50
Icaros Development Corporation S.A. (Icaros)	Ecuador	Quiport Holdings S.A. (Quiport Holdings)	100
Quiport Holdings S.A. (Quiport Holdings)	Uruguay	CCR España Emprendimientos S.L.U.	100
SJO Holding Ltd. (SJO Holding)	British Virgin Islands	CCR España Concesiones y Participaciones S.L.U.	100
Sociedade de Participação no Aeroporto de Confins S.A. (SPAC)	Brazil	CPC	75
Terminal Aerea General AAH SRL (Terminal)	Costa Rica	CCR Costa Rica Emprendimientos S.A.	50
Curaçao Airport Partners N.V. (CAP)	Curaçao	CAI	100
Concessionária do Aeroporto da Pampulha S.A. (Pampulha)	Brazil	CPC	100
Concessionária do Bloco Central S.A. (Bloco Central)	Brazil	CPC	100
Concessionária do Bloco Sul S.A. (Bloco Sul)	Brazil	CPC	100
Aeris Holding Costa Rica S.A. (Aeris)	Costa Rica	Aeropuertos Desarrollos Terminal	42.50 52.40 2.60
Concessionaria do Aeroporto Internacional de Confins S.A. (BH Airport)	Brazil	SPAC	51
Joint ventures
Quito Airport Management (Quiama)	USA	CCR España Emprendimientos S.L.U.	50
International Airport Finance S.A. (IAF)	Spain	CPC	46.50
Corporación Quiport S.A. (Quiport)	Ecuador	Quiport Holdings S.A. (Quiport Holdings)	46.50
Quito Airport Management Ecuador (Quiama Ecuador	Ecuador	Quito Airport Management (Quiama)	100

Airports

The following table provides details of the airport concessions held by the Group.

Airports Concession	Country	Direct investors	% interests	Airports	End of concession
		Aeropuertos	42.50
Aeris Holding Costa Rica S.A. (Aeris)	Costa Rica	Desarrollos	52.40	1	May 2036
		Terminal	2.60
Concessionaria do Aeroporto Internacional de Confins S.A. (BH Airport)	Brazil	SPAC	51	1	May 2044
Concessionária do Bloco Central S.A. (Bloco Central)	Brazil	CPC	100	6	November 2051
Concessionária do Bloco Sul S.A. (Bloco Sul)	Brazil	CPC	100	9	November 2051
Curaçao Airport Partners N.V. (CAP)	Curaçao	CAI	100	1	April 2033
Concessionária do Aeroporto da Pampulha S.A. (Pampulha)	Brazil	CPC	100	1	February 2052
Corporación Quiport S.A. (Quiport)	Ecuador	Quiport Holdings	46.50	1	January 2041

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

Other information

The Company’s concessions consist of the operation of infrastructure projects through the collection of tariffs and revenues arising from the operation of the assets granted, as well as from the rental of areas and commercial spaces. The concessionaires are responsible for constructing, repairing, expanding, preserving, maintaining, and operating the infrastructure under concession, in accordance with the respective concession agreements. The Concession Grantors will transfer to the concessionaires the real estate and other assets in their possession upon execution of the concession agreements. The concessionaires are responsible for ensuring the integrity of the assets transferred to them, as well as for making new investments in the construction or improvement of the infrastructure.

The concession agreements establish annual adjustments to the basic tariffs in accordance with specific formulas set forth therein, which are generally based on inflation indices also specified in the agreements. Although the concession agreements do not include renewal clauses, the concession term may be extended in the event that the economic and financial rebalancing of the agreement executed between the parties is required.

The rights of the concession grantors to terminate the Group’s concession agreements include the unsatisfactory performance of the concessionaire and the material breach of the terms of such agreements.

The Group’s concession agreements may be terminated at the initiative of the concessionaire in the event of non-compliance with contractual standards by the concession grantor, such as the concession grantor’s failure to make payments as established in the agreement, by means of specific legal action filed for such purpose. In this case, the services provided by the Group’s concessionaires may not be interrupted or suspended until a final and unappealable judicial decision is rendered.

Execution of the Share Purchase and Sale Agreement

On November 18, 2025, Motiva Infraestrutura de Mobilidade S.A. (“Motiva” or “Motiva Group”), the ultimate parent company of CPC, entered into a share purchase with Aeropuerto de Cancún, S.A. de C.V., a subsidiary of the Grupo Aeroportuario del Sureste (“ASUR”), pursuant to which Motiva agreed to sell, and ASUR agreed to acquire, all of the shares of CPC.

On September 1, 2026, the transaction was completed following the satisfaction of all conditions precedent. As a result of the completion of this transaction, CPC became a direct subsidiary of Aeropuerto de Cancún, S.A. de C.V. and an indirect subsidiary of ASUR, and Motiva ceased to hold any ownership interest in CPC.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

Reversible assets, option to renew concession agreements, and rights to terminate the agreement

All rights, privileges, and assets acquired, built, or transferred under the concession agreement are returned to the Concession Grantor at the end of the concession period, as a general rule, no indemnification is payable upon such reversion. However, a few highway concession agreements provide for the right to reimbursement relating to the investments necessary to ensure the continuity and adjustment of the services comprised by the concession agreement, provided that they were not depreciated/amortized and the implementation of which, duly authorized by the Concession Grantor, has taken place over the last five years of the concession period.

2.	Presentation of the consolidated financial statements

Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

On September 21, 2026, the Company’s Management authorized the issuance of the consolidated financial statements.

Measurement basis

The consolidated financial statements have been prepared on a historical cost basis, except for the following items:

•	Financial instruments measured at fair value through profit or loss;

•	Financial instruments measured at fair value through comprehensive income.

Functional and presentation currency

The functional currency of CPC is BRL (Brazilian Real). These consolidated financial statements were presented in Mexican pesos (“MXN”). All balances have been rounded up to the nearest thousand, unless otherwise indicated.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

Use of estimates and judgments

The preparation of the consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts for assets, liabilities, revenues and expenses. Actual profit or loss may differ from those estimates.

Estimates and assumptions are periodically reviewed by the Company’s Management, and the changes are recognized prospectively.

Uncertainties regarding assumptions and estimates

Information about uncertainties related to assumptions and estimates at the reporting date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next year is included in the notes:

8.1. Expected credit loss: main assumptions for determining credit risk;

9.2. Recognition of deferred tax assets: availability of future taxable profit against which temporary deductible differences and tax losses can be used;

13. Amortization of intangible assets: amortization rate;

16. Provision for labor and social security risks: determination of sufficient value to cover probable estimated losses from ongoing lawsuits; and

20. Financial instruments measured at fair value: premises for measuring fair value, based on observable data.

3.	Material accounting policies

The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements.

3.1.	Consolidation basis

Business combinations

Business combinations are accounted for using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group.

The Company measures goodwill as the excess of the fair value of the consideration transferred (including the recognized amount of any non-controlling interest in the acquiree) over the fair value of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. If the resulting amount is negative, a gain on a bargain purchase is recognized immediately in profit or loss.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

In business combinations involving concession arrangements with defined contractual terms, any excess amount attributable to the future economic benefits arising from the concession is allocated to the concession intangible asset and amortized over the concession period, based on the pattern in which the related economic benefits are expected to be consumed.

Transaction costs, other than those associated with the issuance of debt or equity securities, incurred in a business combination are recognized as expenses as incurred.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the provisional fair values recognized to date are presented. These provisional amounts are adjusted during the measurement period (one year), or additional assets or liabilities are recognized to reflect new information obtained about facts and circumstances that existed at the acquisition date and, if known, would have affected the amounts recognized at that date.

Subsidiaries and joint ventures

The Company controls an entity when it is exposed to variable returns or has the right over the variable returns that arise from its involvement with the entity, also having the capacity to affect those returns using its power over the entity. The financial statements of the subsidiaries are included in the consolidated financial statements from the time control is obtained until the date it no longer exists.

The financial information of subsidiaries is fully consolidated in the consolidated financial statements.

The Company elected to initially measure any non-controlling interest at its proportionate share of the identifiable net assets of the acquiree at the acquisition date. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

When the entity loses control over a subsidiary, the Company derecognizes the assets and liabilities and any non-controlling interest and other components recorded in equity relating to that subsidiary. Any gain or loss from loss of control is recognized in the statement of profit or loss. If the Group retains any interest in the former subsidiary, that interest is measured at fair value at the date control is lost.

The financial information of joint ventures (ventures over which the Company exercises joint control, directly or indirectly, with one or more investor(s) through a contractual arrangement) are accounted for in the consolidated financial statements using the equity accounting method.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

Description of main consolidation procedures

The consolidated financial statements include the financial information of the Company and its direct and indirect subsidiaries, as disclosed in Note 11.

The main consolidation procedures are as follows:

−	Elimination of intercompany asset and liability account balances;

−	Elimination of equity interests, reserves, and accumulated profits (losses) of the subsidiaries;

−	Elimination of intercompany revenues and expenses and unrealized profits arising from transactions conducted by companies that are an integral part of the consolidation;

−	Elimination of taxes on the portion of unrealized profits. Unrealized gains (losses) arising from transactions with investees, recognized under the equity accounting method, are eliminated against the investment in proportion to the parent company’s ownership interest in the investee; and

−	The interests of non-controlling shareholders, in the shareholders’ equity and in the profit (loss) for the year in subsidiaries, are presented under the line item “Non-controlling interests (NCI)”.

3.2.	Foreign currency

Transactions in foreign currency

Monetary assets and liabilities denominated in foreign currency are translated into the Company’s functional currency at the exchange rate prevailing at the end of the reporting year. Non-monetary assets and liabilities purchased or denominated in foreign currency are converted according to the exchange rates prevailing on the transaction dates or on the fair value measurement date, when this is used, and are included in the carrying amounts in Brazilian Reais of these transactions, not being subject to subsequent exchange-rate variation.

Gains and losses from exchange rate variations on the assets and liabilities are recognized in the statement of profit or loss.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising from the acquisition, are translated into Brazilian reais at the exchange rates prevailing at the reporting date. The revenue and expenses of foreign operations are translated into Brazilian reais at the monthly average exchange rate.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

Foreign currency translation differences are recognized in Other Comprehensive Income and accumulated under the caption Currency translation adjustments in equity. If the subsidiary is not wholly owned, the corresponding portion of the translation difference is attributed to non-controlling interests.

Translation of financial statements from the functional currency to the presentation currency

The financial information of each entity included in the consolidation of CPC’s consolidated financial statements are prepared using the functional currency of the primary economic environment in which it operates. At the entity level, transactions in foreign currencies other than the functional currency of the entity are initially measured using the exchange rates prevailing at the dates of each transaction. Foreign currency monetary items in the statement of financial position are translated using the closing exchange rate as of the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement at period end of foreign currency monetary assets and liabilities are recognized in the consolidated statement of income, under the captions “Finance income” or “Finance expense.” For consolidation purposes, the financial statements of subsidiaries whose functional currency is different from the CPC’s presentation currency are translated into MXN. Assets and liabilities are translated at the exchange rates prevailing at the reporting date, while income and expenses are translated at average exchange rates for the year. Exchange differences arising from the translation of the financial statements of subsidiaries whose functional currency differs from the Group’s presentation currency are recognized in other comprehensive income and accumulated in equity as a cumulative translation adjustment.

3.3.	Revenue from agreements with customers

A five-step model for accounting of revenue arising from agreements with customers is applied, so that revenue is recognized at an amount that reflects the consideration to which the entity expects to receive in exchange for the transfer of the assets or services control to a customer.

The five steps mentioned above are: (1) identification of agreements with customers; (2) identification of the performance obligations; (3) determination of transaction price; (4) allocation of transaction price for performance obligations; and (5) revenue recognition.

Airport revenue is recognized when airport services are used by customers.

Ancillary revenue is recognized when the related services are rendered. Revenue from operating leases is recognized on a straight-line basis over the lease term.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

Construction revenue: under IFRIC 12, when the concessionaire provides infrastructure construction or improvement services, revenues and costs related to these services are calculated, which are determined according to the stage of completion of the physical progress of the contracted assignment, which is aligned with the measurement of assignments performed.

Tariff values are agreed upon at the conclusion of each concession agreement, which provide for annual readjustments.

The Company also earns revenue from the provision of administrative services to other non-controlled companies within the Group and recognizes such revenue as the services are rendered.

Revenues are not recorded if there is significant uncertainty as to their realization.

See note 18 for further details.

3.4.	Financial instruments

Initial recognition and measurement

Accounts receivable and debt securities are initially recognized on the date they originated. All other financial assets and liabilities are initially recognized when the Group becomes one of the parties to the contractual provisions of the instrument.

A financial asset (unless in the case of trade receivables from customers without a significant financing component) or a financial liability is initially measured at fair value, plus or minus, for an item not measured at fair value through profit or loss (FVTPL), the transaction costs that are directly attributable to its acquisition or issuance. Trade receivables without a significant financing component are initially measured at the transaction price.

Subsequent classification and measurement

Financial assets

In initial recognition, a financial asset is classified as measured: at amortized cost; or at FVTPL.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

Financial assets are not subsequently reclassified after their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at FVTPL:

•	it is maintained within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•	its contractual terms generate, on specific dates, cash flows related only to payment of principal and interest on the outstanding principal amount.

All financial assets not classified as measured at amortized cost, as described above, are classified as FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that would otherwise meet the requirements to be measured at amortized cost as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets - Assessment of the business model

The Group assesses the objective of the business model in which a financial asset is held in a portfolio because this best reflects how the business is managed and how information is provided to Management. The information considered includes:

•	the policies and goals established for the portfolio and the practical functioning of such policies. They include whether Management’s strategy focuses on obtaining contractual interest revenue, maintaining a certain interest rate profile, matching the duration of financial assets with the duration of related liabilities or expected cash outflows, or the realization of cash flows through the sale of assets;

•	how the portfolio’s performance is evaluated and reported to the Group’s Management;

•	the risks that affect the performance of the business model (and the financial asset held in that business model) and the way those risks are managed;

•	how business managers are remunerated, for example, whether the remuneration is based on the fair value of the assets managed or on the contractual cash flows obtained; and

•	the frequency, volume, and timing of sales of financial assets in prior periods, the reasons for such sales, and expectations for future sales.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales, consistent with the Group’s continuing recognition of the assets.

Financial assets held for trading or managed with performance measured at fair value are measured at fair value through profit or loss.

Financial assets – Assessment of whether contractual cash flows are only payments of principal and interest

For the purposes of such assessment, “principal” is defined as the fair value of a financial asset upon initial recognition. “Interest” is defined as a consideration for the value of money over time for the credit risk associated with the outstanding principal over a given period and for the other basic risks and costs of loans (for example, liquidity risk and administrative costs), as well as a profit margin.

The Group considers the contractual terms of the instrument to assess whether the cash flows are solely payments of principal and interest. This includes assessing whether the financial asset contains a contractual term that could change the timing or value of contractual cash flows so that it would not meet this condition. In making this assessment, the Group considers:

•	contingent events that change the value or timing of cash flows;

•	terms that may adjust the contractual rate, including variable rates;

•	prepayment and extension of the term; and

•	terms that limit the Group’s access to cash flows from specific assets (for example, based on the performance of an asset).

Prepayment is consistent with the payment criterion of principal and interest if the prepayment amount represents, in the most part, unpaid amounts of principal and interest on the outstanding amount of principal— which may include reasonable compensation for the early termination of the contract. Furthermore, in relation to a financial asset acquired at a value lower or greater than the nominal value of the agreement, the authorization or requirement of prepayment at a value representing the nominal value of the agreement plus contractual interest accrued (but unpaid) (which may also include reasonable offsetting for anticipatory termination of the agreement) are treated as consistent with this criterion if the fair value of the prepayment is insignificant at the initial recognition.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

Financial assets – Subsequent measurement and gains and losses

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. The revenue from interest, exchange gains and losses, and impairment are recognized in the statement of profit or loss. Any gain or loss on derecognition is recognized in the statement of profit or loss.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net profit or loss, including interest, is recognized in the statement of profit or loss.

Derecognition

Financial assets

The Group derecognizes a financial asset when:

•	the contractual rights to the cash flows from the asset expire; or

•	it transfers the contractual rights to receive the contractual cash flows on a financial asset in a transaction where:

•	all the risks and benefits of ownership of the financial asset are substantially transferred; or

•	the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and does not retain control over the financial asset.

The Group enters into transactions in which it transfers assets recognized in the balance sheet but retains all or substantially all of the risks and rewards of the transferred assets. In such cases, financial assets are not derecognized.

Financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

Upon the derecognition of a financial liability, the difference between the terminated carrying amount and the consideration paid (including transferred assets that do not transit through the cash or liabilities assumed) is recognized in the statement of profit or loss.

Hedge accounting

The Company designates certain hedging instruments related to foreign currency and interest rate risk as fair value hedges or cash flow hedges.

At the beginning of the hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedging transactions. Additionally, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument used in a hedging relationship is highly effective in offsetting changes in the fair value or cash flow of the hedged item attributable to the hedged risk.

Note no. 20 provides further details on the fair value of derivative instruments used for hedging purposes.

Cash flow hedge: hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability (such as all or some of the future interest payments on a variable-rate debt) or a highly probable anticipated transaction that could affect profit or loss.

The effective portion of changes in the fair value of derivatives that is designated and qualified as a cash flow hedge is recognized in other comprehensive income and accumulated in the cash flow hedge item, in equity, and is limited to the cumulative change in the fair value of the hedged item, determined on a present value basis, since the inception of the hedge. Losses or gains related to the ineffective portion are recognized immediately in the profit or loss for the period.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the period in which the hedged item is recognized in profit or loss, under the same heading in the income statement in which such item is recognized.

Hedge accounting is discontinued when the Company cancels the hedging relationship, the hedging instrument expires or is sold, terminated, or enforced, or when it no longer qualifies as hedge accounting.

When the hedged transaction is no longer expected to occur, the accumulated and deferred gains or losses in equity are recognized immediately in profit or loss.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

Offsetting

Financial assets and liabilities are offset and the net amount is presented in the balance sheet when, and only when, the Group currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

3.5.	Cash and cash equivalents and financial investments

Cash and cash equivalents

Cash and cash equivalents encompass the balances of cash and immediately convertible financial investments with insignificant risk of change in value. These funds are kept for the purpose of meeting short-term commitments.

In addition to the criteria above, the projected resource outflows for the next 3 months from the date of the evaluation are used as a classification parameter.

Financial investments

Financial investments comprise financial assets whose expected realization exceeds three months from the acquisition date, or that are not readily available for general use, and therefore do not qualify for classification as cash and cash equivalents.

3.6.	Transaction cost in the issuance of debt securities

Costs incurred to raise funds from third parties are initially deducted from the carrying amount of the related financial liability and subsequently recognized in profit or loss as the term elapses, based on the amortized cost method, which considers the Effective Interest Rate (EIR) of the transaction to appropriate financial charges during the term of the transaction. The internal return rate takes into account all cash flows, from the net present value of the transaction through all payments made or to be made, for the settlement of the transaction.

3.7.	Property, plant, and equipment

Recognition and measurement

Property, plant, and equipment are measured at the historical cost, including acquisition and construction costs, less accumulated depreciation and any accumulated impairment losses, when necessary.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

The costs of property, plant, and equipment are composed of expenditures that are directly attributable to the acquisition/construction of the assets, including the costs of materials, direct labor, and any other costs to place the asset in the location and condition necessary for it to operate. Additionally, for qualified assets, loan costs are capitalized.

When parts of an item of property, plant, and equipment have different useful lives, they are accounted for as individual items (major components) of property, plant, and equipment.

Other expenditures are capitalized only when there is an increase in the future economic benefits of the item of property, plant, and equipment to which it refers; if not, it is recognized in the statement of profit or loss as expenses.

Gains and losses on disposal of an item of property, plant, and equipment determined by comparing the proceeds from disposal with the carrying amount of the same are recognized in the statement of profit or loss as other operating revenues/expenses.

The replacement cost of a property, plant, and equipment component is recognized as such when it is probable that future economic benefits are embodied in it and its cost can be reliably measured. The carrying amount of a component replaced by another is written off. The maintenance costs are recognized in the statement of profit or loss when incurred.

Depreciation

Depreciation is calculated using the straight-line basis, at the rates compatible with the economic useful life and/or concession period, whichever is shorter. The useful lives are shown in note 12.

The depreciation methods, useful lives, and residual values are reviewed at the end of each year and potential adjustments are recognized as changes in accounting estimates.

3.8.	Intangible assets

The Company has the following intangible assets:

•	Software licenses and development costs

These assets are measured at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is recognized on a straight-line basis over their estimated useful lives.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

•	Infrastructure exploration rights – see Note 3.14.

Assets under construction are classified as Construction in Progress.

3.9.	Impairment of assets

Non-derivative financial assets

The Group recognizes allowances for expected credit losses on financial assets measured at amortized cost.

Expected credit losses with a significant financing component are measured over 12 months, unless credit risk has increased significantly, in which case losses allowances are measured over the entire life of the asset.

Expected credit losses for 12 months are credit losses that result from potential default events within 12 months after the reporting date (or in a shorter period if the expected life of the instrument is less than 12 months).

Provisions for losses regarding trade receivables without a significant component of financing are measured at a value equal to a credit loss estimated for the instrument’s entire life, which derives from all possible default events throughout the financial instrument’s expected life.

The maximum period considered in estimating expected credit losses is the maximum contractual period over which the Group is exposed to credit risk.

In determining whether the credit risk of a financial asset has increased significantly since initial recognition and in estimating expected credit losses, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes quantitative and qualitative analyses based on the Group’s historical experience, credit assessment, and consideration of forward-looking information (forward-looking).

Expected credit losses are estimates weighted by the probability of credit losses. When applicable, credit losses are measured at present value, based on the difference between the cash flows due to the Group in accordance with the agreement and the cash flows the Group expects to receive. The expected credit losses are discounted by the effective interest rate of the financial asset.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectation of recovering the financial asset in full or in part. However, financial assets written off may still be subject to collection activities to comply with the Group’s procedures for recovering amounts due.

The loss allowance for financial assets measured at amortized cost is deducted from the gross carrying amount of the assets and charged to profit or loss.

Non-financial assets

The carrying amounts of non-financial assets are reviewed annually to determine if there is an indication of impairment loss. For impairment testing purposes, assets are grouped into cash-generating units (CGUs), and, if any such indication exists, the recoverable amount of the respective CGU is estimated.

The Group determines an asset’s value in use based on the present value of expected cash flow projections, based on budgets approved by Management, as of the valuation date and through the end of the concession term, considering discount rates that reflect the specific risks associated with each cash-generating unit.

During the projection period, the key assumptions considered are related to estimates of traffic for the infrastructure projects held, indices used to adjust tariffs, growth in Gross Domestic Product (GDP) and the respective GDP elasticity of each business, operating costs, inflation, capital expenditures, discount rates, and contractual rebalancing.

An impairment loss is recognized in the statement of profit or loss when the carrying amount of an asset exceeds its estimated recoverable amount.

The recoverable value of an asset is the higher between its value in use and its fair value less costs of disposal. The value in use is based on estimated future cash flows discounted to present value using a discount rate before taxes that reflects current market evaluations of the value of money over time and the specific risks of the asset.

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. An impairment is reversed in case of changes in the estimates used to determine the recoverable value, only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, less depreciation or amortization, had no impairment been recognized.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

3.10.	Provisions

A provision is recognized in the balance sheet when the Company has a legal or unformalized obligation incorporated as a result of a past event, which can be reliably estimated, and it is probable that economic resources will be required to settle the obligation. Provisions are calculated by discounting the expected future cash flows at a pre-tax rate which reflects the current market evaluations as to the value of the cash over time and the specific risks of the liability. The financial costs incurred are recorded in the statement of profit or loss.

3.11.	Financial revenues and expenses

Financial revenue basically comprises interest from financial investments, changes in the fair value of financial assets, which are recorded through the profit or loss for the year, and positive adjustments for inflation and exchange rate variations on financial instruments, whether classified as assets or liabilities.

Financial expenses basically comprise interest, inflation adjustments and exchange-rate variations on financial liabilities, rearrangement of adjustments to present value on provisions, and changes in the fair value of financial assets measured at fair value through profit or loss. Loan costs that are not directly attributable to the acquisition, construction, or production of qualifying assets are recognized in the statement of profit or loss for the year using the effective interest method.

3.12.	Employee benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions to a separate entity (pension fund) and will have no obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the statement of profit or loss, for the periods in which the services are rendered by the employees.

Short-Term Employee Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are recorded as expenses as the related service is provided.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

3.13.	Income tax and social security contributions

Current and deferred income tax and social contribution are calculated based on the tax rates of 15% plus a surcharge of 10% on taxable profit in excess of BRL 240 (annual basis – equivalent to MXN 824) for income tax and 9% on taxable profit for social security contribution on net income, considering the offsetting of tax losses and negative basis of social security contribution limited to 30% of the taxable profit.

Current and deferred taxes are recognized in the statement of profit or loss unless they are related to items recognized directly in equity.

Current taxes are the taxes payable on the taxable profit for the year, at rates effective on the date of consolidated financial statements.

Deferred taxes are recognized in relation to temporary differences between the carrying amounts of the assets and liabilities for accounting purposes, and the corresponding amounts are used for taxation purposes. Deferred tax assets and liabilities are measured based on tax rates that are expected to be applied to the temporary differences when they are reversed, based on tax rates that were decreed up to the reporting date, which reflect the uncertainty related to tax on profit, if any.

To determine current and deferred income tax, the Company takes into consideration the impact of uncertainties on positions taken on taxes and if the additional income tax and interest payment should be made. The Company believes that the provision for income tax recorded in liabilities is adequate for all outstanding years, based on its evaluation of several factors, including interpretations of tax laws and past experience. This evaluation is based on estimates and assumptions that may involve a range of judgments on future events. New information may be provided, making the Company change its judgment on the adequacy of the existing provision; such changes will impact income tax expenses for the year in which they are made. Deferred tax assets and liabilities are offset when there is a legally enforceable right to compensate current tax assets and liabilities, and the latter relate to income taxes levied by the same tax authority on the same taxable entity subject to taxation.

A deferred income tax and social security contribution asset is recognized for tax losses, negative bases, and deductible temporary differences, to the extent that it is probable that future taxable profit will be available against which these can be used, such use being limited to 30% of future annual taxable profit.

Deferred tax assets arising from temporary differences consider the expected generation of future taxable profit, based on a technical feasibility study approved by management, which includes assumptions that are affected by expected future conditions of the economy and the market, in addition to assumptions of growth in the revenue arising from each operating activity of the Company, which may be impacted by economic reductions or growth, expected inflation rates, traffic volume, among others.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination, and which does not affect the taxable profit or loss, nor the accounting result; and

•	temporary taxable differences arising from the initial recognition of goodwill.

3.14.	Service concession agreements – Infrastructure operation right (IFRIC 12)

The infrastructure, within the scope of Technical Interpretation IFRIC 12 - Concession Agreements, is not recognized as the concessionaire’s property, plant, and equipment, since the concession agreement sets forth only the transfer of ownership of these assets for the provision of public services, and they are handed over to the Concession Grantor after the termination of the relevant agreement. The concessionaire has access to construct and/or operate the infrastructure for the provision of services for a specified period under the concession agreement.

Under the terms of the concession agreements in the scope of IFRIC 12, the concessionaire is a service renderer, building or improving the infrastructure (construction or improvement services) used to provide a public service and operates and maintains this infrastructure (operation services) during a determined period.

If the concessionaire provides construction or improvement services, received or receivable remuneration is recorded at fair value. This remuneration may correspond to a right over an intangible asset, financial asset, or both. The Concessionaire recognizes an intangible asset to the extent it receives the right (authorization) to charge the users for the provision of public services. The Concessionaire recognizes a financial asset to the extent that it has the unconditional contractual right to receive cash or another financial asset from the Concession Grantor for the construction services.

Such financial assets are measured at their fair value on initial recognition and then measured at amortized cost.

Should the Company be partially remunerated for the construction services through a financial asset and partially through an intangible asset, each item of the remuneration received or receivable is individually registered, and it is initially recognized at the fair value of the remuneration received or receivable.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

The infrastructure operation right results from expenses on construction works for improvements in exchange for the right to charge users for the use of the infrastructure. This right is comprised of construction cost plus profit margin and loan costs attributable to this asset. The Company estimated that any margin, net of taxes, is immaterial, considering it as zero.

The infrastructure exploration right may also arise from payments to the Granting Authority in exchange for the right to charge users for the use of the infrastructure, such as the existing concessions at BH Airport, Bloco Sul, Bloco Central and Pampulha.

Expenditures incurred in the performance of improvement construction works that do not generate future economic benefits are recorded as costs when incurred, as they do not meet the criteria for recognition of intangible assets.

Because concession agreements are subject to execution, construction of infrastructure improvement works are only recognized in the accounting records when they are physically executed.

Additionally, the Company accountably recognizes the non-monetary assets from the concession agreements entered into with the Concession Grantors related to the extension of terms resulting from economic rebalancing, according to the characteristics mentioned above, as intangible assets at its fair value, since there is no associated performance obligation, as intangible assets, the corresponding entry being revenue in the profit or loss. Regarding the amount registered in the profit or loss, deferred tax liabilities are constituted, originating from the temporary difference.

Amortization of the infrastructure exploration right is recognized in profit or loss based on the expected economic benefit curve over the concession term, taking into consideration the estimated curve of airport passenger traffic as the basis for amortization.

3.15.	Segment information

Segment information is presented in accordance with IFRS 8 – Segment Information.

The Company’s Management in place at the reporting date, appointed by the Motiva Group and acting as the Chief Operating Decision Maker (“CODM”), regularly reviewed the Company’s operational and financial information for purposes of performance assessment and resource allocation.

Based on the information reviewed by the CODM as of the reporting date, the Company operated in a single operating segment, consisting of airport concession activities. Therefore, segment information is presented on a consolidated basis.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

3.16.	New standards not yet in effect

Certain new standards will become effective for periods ending after January 01, 2026, and have not been adopted in the preparation of these consolidated financial statements.

Presentation and disclosure of consolidated financial statements

IFRS 18 will replace IAS 1 – Presentation of Financial Statements and applies to annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements:

•	Entities are required to classify all income and expenses into five categories in the statement of profit or loss: operating, investing, financing, discontinued operations, and income tax. Entities are also required to present a newly defined operating profit subtotal. Entities’ net profit will not change.

•	Management-defined performance measures (MPMs) are disclosed in a single note to the financial statements.

•	Enhanced guidance is provided on how to group information in the financial statements.

Additionally, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows using the indirect method.

The Group is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Group’s statement of profit or loss, statement of cash flows, and additional disclosures required for MPMs. Entities are required to classify all revenues and expenses into five categories in the Statement of Profit or Loss, namely: operating, investing, financing, discontinued operations, and income tax.

Other accounting standards

The following amended standards are not expected to have a significant impact on the consolidated financial statements:

•	Nature-related electricity agreements (amendments to IFRS 7 and IFRS 9); and

•	Classification and Measurement of Financial Instruments (amendments to IFRS 7 and IFRS 9).

3.18.	Tax reform

On December 20, 2023, Constitutional Amendment No. 132 was enacted, establishing the Consumption Tax Reform based on the Dual VAT model: the Contribution on Goods and Services (CBS - Federal) and the Tax on Goods and Services (IBS - Subnational).

On January 16, 2025, Complementary Law No. 214/2025 (originating from PLP 68/2024) was enacted, regulating the main provisions of the new regime and the Excise Tax (IS).

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

On April 30, 2026, Decree No. 12,955/2026 was published, regulating the CBS, providing, among other aspects, for the incidence, calculation basis, and passive subjection, as well as the operational rules applicable to the federal tax.

The transition to the new system will take place between 2026 and 2032. Given the current transition phase and the dependence on regulatory definitions, the quantitative effects of the Reform on the calculation of taxes cannot yet be estimated with precision. Consequently, there were no measurable impacts on these consolidated financial statements as of December 31, 2025.

Management notes that the concession agreements operated by the Group provide for economic and financial rebalancing arising from impacts on revenue. Therefore, any increases in tax costs resulting from the transition shall be subject to economic and financial rebalancing.

3.19	Share-based payment

Share-based payments, payable in shares, are accounted for at the fair value of the equity instruments granted at the grant date. This cost is recognized over the vesting period of the instruments.

4.	Determination of fair values

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes, based on the following methods. When applicable, additional information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

•	Cash and banks

The fair values of these financial assets are equal to the carrying amounts, considering their immediate liquidity.

•	Financial investments

The fair value of financial assets measured at fair value through profit or loss is determined by reference to their closing prices on the date of recognition of financial statements.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

•	Non-derivative financial liabilities

The fair value determined for accounting and/or disclosure purposes is calculated based on the present value of projected future cash flows. The rates used in calculations were obtained from public sources (B3 and Bloomberg).

The Company uses observable market data as much as possible to measure the fair value of an asset or a liability. Fair values are classified at different levels in a hierarchy based on inputs used in valuation techniques in the following way. The different levels are defined below:

•	Level 1: (non-adjusted) prices traded in active markets for identical assets and liabilities;

•	Level 2: inputs, other than prices traded in active markets included in tier 1, that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices); and

•	Level 3: assumptions, for assets or liabilities, which are not based on observable market data (non-observable inputs).

5.	Financial risk management

5.1	Overview

The Company is exposed to the following risks:

a)	Credit risk;

b)	Interest rates and inflation risk;

c)	Foreign exchange rate risk; and

d)	Financial risk and liquidity.

Information on the Company’s exposure to each of the abovementioned risks, the goals, policies, and processes for measuring and managing risk and capital is presented below. Additional quantitative disclosures are included throughout these consolidated financial statements.

a.	Credit risk

Credit risk arises from the possibility that the Company and its subsidiaries may incur losses resulting from default by counterparties or financial institutions that hold cash and cash equivalents or financial investments. To mitigate these risks, the Group adopts as a practice the analysis of the financial and equity position of its counterparties, as well as the establishment of credit limits and ongoing monitoring of outstanding positions, except for accounts receivable from Concession Grantors, which are primarily subject to concession risk. As regards financial institutions, operations are only carried out with low-risk financial institutions, assessed by rating agencies. Further details in this regard can be found in Notes 7, 8, 10, 14, 15, and 20.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

b.	Interest rates and inflation risk

Arises from the possibility of reduced gains or increased losses arising from oscillations in interest rates on its financial assets and liabilities.

The Company and its subsidiaries are exposed to floating interest rates, primarily related to variations in: (1) the Long-Term Interest Rate (TJLP) and the Interbank Deposit Certificate (CDI) applicable to borrowings in Brazilian reais; (2) the General Market Price Index (IGP-M), the Broad Consumer Price Index (IPCA), and the CDI applicable to debentures; and (3) the IGP-M and IPCA applicable to the concession term. The interest rates of financial investments are mainly linked to the CDI rate variation. Further details in this regard can be found in Notes 7, 10, 14, 15, and 20.

The Group’s concession tariffs are adjusted based on inflation indices.

c.	Exchange rate risk

This risk arises from the possibility of fluctuations in the exchange rates of foreign currencies used for the acquisition of equipment and supplies abroad, as well as for the settlement of financial liabilities. In addition to amounts payable and receivable in foreign currencies, the Company has investments in subsidiaries and joint ventures abroad and has cash flows from purchases and sales in other currencies. The Company, its subsidiaries, and joint ventures continually assess whether to enter into hedging transactions to mitigate these risks.

The investees finance part of their operations through loans and financing denominated in foreign currencies linked to the U.S. dollar (USD) equivalent, as of December 31, 2025.

For further details, see Notes 14 and 20.

d.	Financial risk and liquidity

This risk arises from the choice between equity financing (capital contributions and retained earnings) and third-party capital used by the Company and its subsidiaries to finance their operations. Liquidity risk is the risk that the Group will encounter difficulties in meeting obligations associated with financial liabilities that are settled through cash payments or the delivery of another financial asset. To mitigate liquidity risks and optimize the weighted average cost of capital, the Group monitors investment and indebtedness levels in accordance with market standards and compliance with covenants set forth in loan, financing, and debenture agreements. Management believes that the Company and its subsidiaries have the capacity to maintain business continuity under normal operating conditions.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

Information on the maturity of financial instruments liabilities may be obtained in the respective note.

The table below shows non-derivative financial liabilities according to maturity intervals, corresponding to the period remaining in the balance sheet until the contractual maturity date. These are gross, non-deducted amounts and include payment of contractual interest:

	Consolidated
	Less than 1				Over 4 years
	year	1-2 years	2-3 years	3-4 years	old
Loans and financing (a)	234,089	141,312	155,777	1,691,038	2,573,802
Debentures (a)	253,783	25,783	621,243	172,575	14,225,131
Suppliers and other accounts payable	633,904	113,508	-	-	-
Suppliers and accounts payable to related parties	312,833	-	-	-	-
Dividends and interest on capital	129,928	-	-	-	-

(a) Gross values from transaction costs.

6.	Operating segments

6.1	Operating segments’ profit or loss

The Company has operations in Brazil and abroad. The Group’s activities are concentrated in a single business segment, consisting of airport operations through public concessions.

7.	Cash and cash equivalents and Financial investments

Cash and cash equivalents	12/31/2025	12/31/2024
Cash and banks	1,474,664	1,164,598
Financial investments classified as cash equivalents (a)	1,237,131	1,325,546
Total	2,711,795	2,490,144

Financial investments	12/31/2025	12/31/2024
Current	883,623	449,129
Financial investments (a)	739,135	325,097
Restricted cash account (b)	144,488	124,032
Non-current	357,621	174,936
Restricted cash account (b)	357,621	174,936
Total	1,241,244	624,065

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

The financial investments are remunerated at an average rate of 100.08% of CDI, equivalent to 14.33% per annum, as of December 31, 2025 (99.18% of CDI, equivalent to an average of 10.79% per annum, as of December 31, 2024).

a)	They substantially comprise investments in an exclusive investment fund and in Bank Deposit Certificates (CDB);

b)	Intended to meet long-term contractual obligations related to loans and debentures (Notes 14 and 15).

8.	Accounts receivable

8.1	Net accounts receivable

	12/31/2025	12/31/2024
Current	885,878	902,857
Accounts receivable (a)	922,657	949,441
Allowance for expected credit losses (b)	(36,779)	(46,584)
Non-current	3,965	2,033
Accounts receivable (a)	3,965	2,033
Total	889,843	904,890

(a)	Trade receivables arising from operations; and

(b)	It reflects the loss allowance on transactions relating to the receivables mentioned in item (a).

8.2	Aging in accounts receivable

Aging list of receivables	12/31/2025	12/31/2024
Credits to become due	926,622	951,474
Total	926,622	951,474

8.3	(Non-current) receivable maturity schedule

(Non-current) receivable maturity schedule	12/31/2025	12/31/2024
2026	-	2,033
2027	3,163	-
2028	802	-
Total	3,965	2,033

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

9.	Income tax and social contribution

9.1	Reconciliation of current and deferred income tax and social security contribution

The reconciliation of income tax and social security contribution registered in the profit or loss is shown as follows:

	Consolidated
Reconciliation of income tax and social security contribution	12/31/2025	12/31/2024
Income before income tax and social security contribution	749,821	306,058
Income tax and social security contribution at nominal tax rate (34%)	(254,939)	(104,060)

Tax effect of permanent additions and exclusions
Equity accounted-investees	200,064	204,774
Non-deductible expenses	(4,501)	(5,286)
Variable remuneration of statutory officers	(323)	(4,274)
Profit accrued abroad	(46,376)	(68,976)
Interest on own capital	15,754	19,373
(Cultural, artistic, and sporting) incentives related to income tax	48	146
Not-constituted income tax and social contribuition on tax losses and differences over time	(13,608)	(2,040)
Inflation adjustment on tax liabilities (Selic)	2,324	2,865
Other tax adjustments	(16,945)	(26,793)
Income tax and social security contribution expenses	(118,502)	15,729
Current taxes	(137,380)	(173,077)
Deferred taxes	18,878	188,807
Effective tax rate	15.80%	-5.14%

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

9.2	Deferred taxes

Deferred income tax and social security contributions have the following sources:

	Consolidated
Deferred income tax and social security contribution	12/31/2025	12/31/2024
Assets	3,087,840	2,845,998
Corporate income tax (IRPJ) and social contribution on net profit (CSLL) on tax losses and negative bases (a)	2,553,486	2,364,186
Provisions (b)	42,252	48,694
Long-Term Compensation Program	4,886	3,560
Adjustment to present value	469,566	409,196
Assisted operation	5,000	9,498
Taxes with suspended enforceability - PIS and COFINS	8,391	4,863
Other	4,259	6,001
Offsetting of tax assets	(379,475)	(166,135)
Taxes assets after offsetting	2,708,365	2,679,863
Liabilities	(468,382)	(202,331)
Capitalization of interest	(329,262)	(292,753)
Loan transaction costs	(60,512)	(63,081)
Difference between tax and accounting amortization criteria	(78,608)	152,331
Other	-	1,172
Offsetting of tax liabilities	379,475	166,135
Tax liabilities after offsetting	(88,907)	(36,196)
Net deferred tax	2,619,458	2,643,667

	Consolidated
Movement in deferred tax	2026	2025
Balance as of January 1	2,643,667	2,522,164
Recognition in the income or loss	18,878	188,807
Recognition in equity	(43,087)	(67,304)
Deferred taxes on cash flow hedge	(4,118)	(10,135)
Currency translation adjustments	(38,969)	(57,169)
Balances as of December 31	2,619,458	2,643,667

(a)	The subsidiaries expect to recover tax credits arising from tax losses and negative social contribution tax bases in future periods, as follows:

Consolidated
2027	9,980
2028	24,713
2029	53,136
2030	90,023
2031	63,228
2032 onwards	2,312,406
Total	2,553,486

(b)	Provisions: For labor, tax, civil and contractual risks, equity-accounted investments (PLR), and losses allowances – accounts receivable.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

CPC and its subsidiary SPAC did not recognize deferred tax assets on tax loss carryforwards and negative tax bases amounting to MXN 752,210 and MXN 878,114, respectively, as there is no expectation of generating taxable profit in the long term. If recognized, the deferred tax asset balance (IRPJ/CSLL) would amount to MXN 267,082 as of December 31, 2025 (MXN 257,100 as of December 31, 2024).

10.	Related parties

The balances of assets and liabilities on December 31, 2025 and 2024, as well as transactions that have influenced the income for the years ended December 31, 2025 and 2024, related to operations with related parties, result from transactions between the Company, its ultimate parent company , joint ventures, key management personnel, and other related parties.

	12/31/2025			12/31/2024
		Other related			Other related
Balances	Parent Company	parties	Total	Parent Company	parties	Total
Assets	584	6,887	7,471	3,771	209,555	213,326
Bank – checking accounts	-	1,609	1,609	-	4,364	4,364
Financial investments	-	1,893	1,893	-	1,628	1,628
Accounts receivable	584	2,027	2,611	3,771	198,051	201,822
Dividends and interest on capital	-	-	-	-	4,035	4,035
Other credits	-	1,358	1,358	-	1,477	1,477
Liabilities	433,098	10,963	444,061	324,689	7,002	331,691
Suppliers and accounts payable	311,642	1,191	312,833	287,683	2,950	290,633
Dividends and interest on capital	121,456	8,473	129,929	37,006	2,153	39,159
Advance for future capital increase with related parties	-	-	-	-	218	218
Other Accounts Payable	-	1,299	1,299	-	1,681	1,681

	2025				2024
			Other related				Other related
Transactions	Parent Company	Joint ventures	parties	Total	Parent Company	Joint ventures	parties	Total
Costs/expenses - employee private pension benefit	-	-	5,065	5,065	-	-	4,993	4,993
Costs/expenses - employee benefit vouchers	-	-	56,687	56,687	-	-	56,222	56,222
Costs / expenses - technology support and maintenance services	-	-	-	-	-	-	5,593	5,593
Costs/expenses - specialized services and consultancies	-	-	4,452	4,452	-	-	3,547	3,547
Costs / expenses - other general expenses	-	-	153	153	583	650	218	1,451
Costs / expenses - infrastructure used	-	-	2,526	2,526	(124)	-	2,964	2,840
Costs / expenses - donations	-	-	7,014	7,014	-	-	7,388	7,388
Costs / expenses - staff training services	-	-	-	-	-	-	10	10
Costs / expenses - Purchase of goods	-	-	1,240	1,240	-	-	412	412
Expenses related to the provision of guarantees in debt issuances	184,909	-	1,687	186,596	150,107	-	17,853	167,960
Financial expenses - interest, exchange rate and monetary variations	-	-	702	702	-	-	14,156	14,156
Transfer of employee costs and expenses	(13)	-	245	232	5,764	-	218	5,982
Transfer of costs and expenses / CCR	162,360	-	-	162,360	165,928	-	-	165,928
Revenues from financial investments	-	-	(960)	(960)	-	-	(9,347)	(9,347)
Revenue from services rendered between related parties.	-	-	(27,823)	(27,823)	-	-	(12,217)	(12,217)
Revenue from mutual cooperation	-	-	(339)	(339)	-	-	(27)	(27)
Financial revenue - interest, exchange rate and monetary variations	-	-	(4,243)	(4,243)	-	-	-	-
Revenue from sale of property, plant and equipment	(721)	-	-	(721)	-	-	-	-
Other operating revenues	-	-	(46)	(46)	-	-	-	-

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

10.1	Key management professionals

Expenses with key personnel

Expenses with key management professionals	Consolidated
	2025	2024
Compensation (a)	55,137	60,553
Short-term benefits - fixed remuneration	28,919	41,882
Other benefits:	26,218	18,671
Provision for variable compensation for the year	14,106	20,015
Reversal (supplement) of PPR provision from the previous year paid in year (b)	11,171	(3,072)
Private pension plan	890	1,664
Life insurance	51	64

At the Annual General Meeting (AGM), held on April 24, 2025, the annual global remuneration for the members of the Parent Company’s Management for fiscal year 2025 was approved, in an amount of up to MXN 21,837.

Balances payable to key personnel

	Consolidated
	12/31/2025	12/31/2024
Compensation of management (a)	12,399	28,932

(a)	Includes the total fixed and variable remuneration attributable to the members of Management and the Board of Directors (Board of Directors, Statutory Executive Board, and non-Statutory Executive Board); and

(b)	Refers to the supplement/(reversal) of the Profit Sharing Program (PPR) provision due to the final determination of goal achievement. During the year ended December 31, 2025, PRP payments were made in the amount of MXN 11,171 on a consolidated basis.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

11.	Investments in joint ventures

11.1	Breakdown of the joint ventures

			Profit or loss from equity
	Investments		interest
Joint ventures	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Abroad
Corporación Quiport	1,047,311	2,125,378	512,302	533,308
IAF	11,916	5,295	7,872	8,283
Quiama	88,695	86,554	87,207	76,046
Concession right from business acquisition	320,046	532,388	(18,957)	(15,360)
Total	1,467,967	2,749,615	588,424	602,277

11.2	Activity in investments

	2025	2024
Balance in January 1	2,749,615	2,657,724
Equity accounted-investees	588,424	602,277
Dividends and interest on equity	(1,371,102)	(618,665)
Currency translation adjustments	(500,660)	100,106
Other transactions	1,688	8,172
Balance in december 31	1,467,965	2,749,614

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

11.3	Summarized financial information on joint ventures

The amounts presented below do not consider CPC’s ownership percentage; that is, they refer to 100% of the financial information of the jointly controlled ventures.

	12/31/2025
	Corporación		Quiama
Summarized balance sheet	Quiport	Quiama	Ecuador	IAF
Current assets	2,022,226	171,159	100,101	28,274
Cash and cash equivalents	1,427,507	83,597	16,374	27,369
Other assets	594,719	87,562	83,727	905
Non-current assets	12,410,770	6,237	-	-
Total Assets	14,432,996	177,396	100,101	28,274

Current liabilities	693,897	7	41,341	2,611
Financial liabilities (a)	24,037	-	-	3
Other liabilities	669,860	7	41,341	2,608
Non-current liabilities	11,488,747	-	52,526	(3)
Financial liabilities (a)	8,661,524	-	-	(3)
Other liabilities	2,827,223	-	52,526	-
Equity	2,250,352	177,389	6,234	25,666
Total liabilities and equity	14,432,996	177,396	100,101	28,274

	12/31/2024
	Corporación		Quiama
Summarized balance sheet	Quiport	Quiama	Ecuador	IAF
Current assets	2,172,033	185,338	107,161	426,712
Cash and cash equivalents	865,938	96,832	14,099	9,879
Other assets	1,306,095	88,506	93,062	416,833
Non-current assets	14,904,514	6,343	-	7,909,668
Total Assets	17,076,547	191,681	107,161	8,336,380

Current liabilities	1,606,353	1,239	46,062	1,117,442
Financial liabilities (a)	31,169	-	-	702,214
Other liabilities	1,575,184	1,239	46,062	415,228
Non-current liabilities	10,902,133	-	54,749	7,207,595
Financial liabilities (a)	244,732	-	-	7,207,595
Other liabilities	10,657,401	-	54,749	-
Equity	4,568,061	190,442	6,350	11,343
Total liabilities and equity	17,076,547	191,681	107,161	8,336,380

(a)  Balance of loans and debentures.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

	12/31/2025
	Corporación		Quiama
Summarized statement of profit and loss	Quiport	Quiama	Ecuador	IAF
Revenues	4,859,437	181,569	333,003	-
Depreciation and amortization	(861,285)	-	-	-
Financial revenues	89,758	1,291	-	764,432
Financial expenses	(1,138,046)	(7)	(240)	(738,149)
Operating income before taxes	1,140,439	174,414	817	22,242
IR and CS	(38,713)	-	(21)	(5,314)
Profit or loss from transactions	1,101,726	174,414	796	16,928
Other comprehensive income	(1,964,539)	(20,591)	(735)	(1,600)
Comprehensive income for the period	(862,813)	153,824	62	15,328

	12/31/2024
	Corporación		Quiama
Summarized statement of profit and loss	Quiport	Quiama	Ecuador	IAF
Revenues	4,281,175	159,443	304,965	-
Depreciation and amortization	(693,410)	-	-	-
Financial revenues	94,470	577	-	866,531
Financial expenses	(908,831)	(14)	(197)	(840,738)
Operating income before taxes	1,146,847	152,089	761	22,391
IR and CS	-	-	-	(4,577)
Profit or loss from transactions	1,146,847	152,089	761	17,814
Other comprehensive income	1,023,974	(29,870)	1,351	6,505
Comprehensive income for the period	2,170,821	122,218	2,112	24,319

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

11.4	Other relevant information – Legal, administrative-regulatory, and arbitration proceedings related to concession agreements issues

The Company and its subsidiaries are parties to legal, administrative-regulatory, and arbitration proceedings related to concession agreements matters.

In the context of concessions in general, administrative-regulatory proceedings are the formal instruments through which interaction between concessionaires and Concession Grantors occurs (such as a service provider relationship with the customer) regarding various topics relating to the concession agreements, covering, but not limited to, matters that affect the contractual interpretation and the economic-financial balance of the concession. Such administrative-regulatory proceedings can be initiated by either party, and technical, regulatory, contractual, and legal topics of different natures regarding the dynamics of the concession are presented and discussed. During their course, such proceedings bring preliminary or non-definitive positions regarding the legal expectations of each requesting party. Administrative decisions must be made in compliance with the governing legislation and the concession agreements themselves and, in general, may be subject to judicial or arbitration review.

The nature of these contractual discussions typically involves tariff adjustments, force majeure events (i.e., COVID-19 pandemic), changes to the time of execution or scope of the construction works provided for in the concession agreements, controversies regarding compliance or non-compliance with specific contractual requirements, or even the form of measurement.

There are uncertainties related to the measurement of regulatory proceedings, including: (i) the understanding of each party on the topic, (ii) negotiations or their subsequent developments, which substantially alter the amounts involved, (iii) the complexity of measurement, which commonly involves technical expertise, (iv) the high probability of different issues being evaluated and resolved jointly, based on the respective net balance of the recognized claims of each party, and (v) the form of settlement.

Final resolutions on regulatory issues can occur in different, non-exclusive ways, such as: (i) receipt or payment in cash, (ii) extension or reduction of the concession agreement term, and (iii) reduction or increase of commitment to future investments, increase or reduction of the tariff.

Furthermore, rebalancing received in the form of a tariff increase or reduction is recognized as the service is provided by the concessionaire, as well as rebalancing in the form of a reduction or increase in future investment commitments, which, being executory agreements, will be recognized with the realization of the infrastructure improvement construction work. Management reiterates its confidence in the current legal procedures applicable to concession agreements and assesses the risk of loss of discussions related to regulatory matters of the agreements as being remote and/or with no expectation of cash disbursement.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

The financial information of the Group do not reflect any adjustments arising from these discussions.

12.	Property, plant, and equipment and construction in process

	Property, plant and equipment
								Total property,
	Furniture and	Machinery and		Facilities and	Operating		Construction in	plant, and
	fixtures	equipment	Vehicles	buildings	equipment	Total operating	process	equipment
Balance as of January 1, 2024	4,657	39,118	34,233	4,321	644	82,973	99,629	182,602
Additions	-	24	-	-	-	24	48,578	48,602
Write-offs	(1,884)	(5,286)	(18,062)	(3)	-	(25,235)	-	(25,235)
Transfers	3,643	44,052	13,801	(2,051)	-	59,445	(59,571)	(126)
Depreciation	(2,560)	(25,043)	(13,777)	(2,203)	(621)	(44,204)	-	(44,204)
Conversion adjustment	2,015	6,957	15,177	1,001	(20)	25,130	306	25,436
Other	(7)	(1,168)	(146)	-	-	(1,321)	-	(1,321)
Balance as of December 31, 2024	5,864	58,654	31,226	1,065	3	96,812	88,942	185,754
Cost	26,926	153,172	110,074	17,023	7,227	314,422	88,942	403,364
Accrued depreciation	(21,062)	(94,518)	(78,848)	(15,958)	(7,224)	(217,610)	-	(217,610)
Balance as of December 31, 2024	5,864	58,654	31,226	1,065	3	96,812	88,942	185,754
Additions	-	-	-	-	-	-	35,641	35,641
Write-offs	(17)	(350)	(742)	-	-	(1,109)	-	(1,109)
Transfers	738	27,498	14,803	13,656	-	56,695	(56,760)	(65)
Depreciation	(2,324)	(27,086)	(10,721)	(2,492)	(3)	(42,626)	-	(42,626)
Conversion adjustment	(423)	(3,682)	(2,154)	(712)	-	(6,971)	(1,792)	(8,763)
Other	-	(1,188)	(542)	-	-	(1,730)	-	(1,730)
Balance as of December 31, 2025	3,838	53,846	31,870	11,517	-	101,071	66,031	167,102
Cost	25,202	161,379	115,078	27,307	7,043	336,009	66,031	402,040
Accrued depreciation	(21,364)	(107,533)	(83,208)	(15,790)	(7,043)	(234,938)	-	(234,938)
Balance as of December 31, 2025	3,838	53,846	31,870	11,517	-	101,071	66,031	167,102
Average annual depreciation rate %
December 31, 2025	10	16	10		10

Additions to property, plant and equipment included borrowing costs of MXN 4,981 in the year ended December 31, 2025 (MXN 3,752 in the year ended December 31, 2024). The average capitalization rates for the year ended December 31, 2025 and 2024 were 0.77% per annum and 0.79% per annum, respectively.

13.	Intangible assets and infrastructure under construction

	Intangible assets
	Exploitation of the		Concession right
	granted	Computerized	from business	Computerized		Infrastructure under	Total intangible
	infrastructure	systems	acquisition	systems in progress	Total operating	construction	assets
Balances as of January 1, 2024	22,387,780	13,512	338,957	22,384	22,762,633	2,717,451	25,480,084
Additions	3,205	-	-	21,192	24,397	6,073,931	6,098,328
Write-offs	(639,960)	-	-	-	(639,960)	(306,208)	(946,168)
Transfers	6,463,116	14,786	-	(11,802)	6,466,100	(6,465,975)	125
Amortization	(1,086,872)	(7,805)	(150,405)	-	(1,245,082)	-	(1,245,082)
Conversion adjustment	(486,297)	292	90,963	(1,101)	(396,143)	188,516	(207,627)
Other	803,297	(85)	-	-	803,212	(21,118)	782,094
Balance as of December 31, 2024	27,444,269	20,700	279,515	30,673	27,775,157	2,186,597	29,961,754
Cost	38,452,018	142,532	1,041,541	30,673	39,666,764	2,186,597	41,853,361
Accrued amortization	(11,007,749)	(121,832)	(762,026)	-	(11,891,607)	-	(11,891,607)
Balance as of December 31, 2024	27,444,269	20,700	279,515	30,673	27,775,157	2,186,597	29,961,754
Additions	19,132	-	36,626	7,343	63,101	2,172,774	2,235,875
Write-offs	131,743	-	-	-	131,743	-	131,743
Transfers	2,392,624	11,782	-	(11,720)	2,392,686	(2,392,617)	69
Amortization	(612,689)	(6,341)	(150,305)	-	(769,335)	-	(769,335)
Conversion adjustment	(1,089,235)	(1,186)	76,572	(565)	(1,014,414)	(152,351)	(1,166,765)
Other	125,550	-	-	-	125,550	(19,602)	105,948
Balance as of December 31, 2025	28,411,394	24,955	242,408	25,731	28,704,488	1,794,801	30,499,289
Cost	38,399,165	149,364	1,403,257	25,731	39,977,517	1,794,801	41,772,318
Accrued amortization	(9,987,771)	(124,409)	(1,160,849)	-	(11,273,029)	-	(11,273,029)
Balance as of December 31, 2025	28,411,394	24,955	242,408	25,731	28,704,488	1,794,801	30,499,289
Average annual amortization rate %
December 31, 2025	(a)	20	(a)

(a)	Amortization based on the economic benefit curve;

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

Infrastructure under construction

The amount of infrastructure under construction as of December 31, 2025, refers mainly to the construction works detailed below:

	Bloco Sul	323,049
	Contractual works – Phase 1B	161,258
	Airport expansion and modernization works	43,387
	Construction of the new runway	38,408
	Systems development and implementation	26,846
	Modernization of the public address system	21,166
	Refurbishment of firefighting vehicles	12,434
	Modernization of the airport access control system	8,503
	Modernization of the airport video surveillance system	4,233
	Acquisition of totems	3,590
	Modernization of information display monitors	3,224
	BH Airport	300,147
	Improvements to passenger terminals	135,349
	Improvements to equipment and facilities	103,975
	Improvements to cargo terminals	19,304
	Server virtualization environment renewal	18,475
Airports	Acquisition of equipment for passenger terminals	13,965
	Slope recovery and grass planting on highway LMG-800, within the airport site	9,080
	Bloco Central	209,252
	1st pavement rehabilitation intervention	82,729
	Contractual works – Phase 1B	39,230
	Modernization of the public address system	21,010
	Airport expansion and modernization works	20,793
	Acquisition of buses and passenger transportation equipment, upgrades to firefighting vehicles and acquisition of fuel transportation equipment	9,495
	Modernization of the airport video surveillance system	9,261
	Modernization of the airport access control system	9,133
	Implementation of the Goiânia Air Cargo Terminal (TECA)	7,537
	Systems development and implementation	6,990
	Modernization of the airport operations center (APOC)	3,073
	Pampulha	110,857
	Contractual works – Phase 1B	109,450
	Acquisition of equipment and/or investments related to operational improvements	1,407

Additions to intangible assets included borrowing costs of MXN 306,559 in the year ended December 31, 2025 (MXN 585,675 in the year ended December 31, 2024). The average capitalization rates for the year ended December 31, 2025 and 2024 were 0.77% per annum and 0.79% per annum, respectively.

14.	Loans and financing

			Transaction cost
			effective rate (%		Transaction	Cost balances to
Company	Financial institutions	Contractual fees	p.a.)	Final maturity	costs incurred	be appropriated	12/31/2025	12/31/2024
Aeris	San Jose	USD + 4.6% p.a.	N/I	September 2032	-	-	1,556,247	-	(e)
Aeris	Santander	USD + 4.6% p.a.	N/I	December 2025	-	-	-	1,413,416	(e)
BH Airport	BNDES (Subcredit A and B)	TJLP + 2.31% p.a.	2.3814% (a)	December 2035	7,429	2,562	1,294,742	1,376,962	(b) (c) (d) (f)
Bloco Central	BNB - 1st, 2nd and 3rd disbursements	6.0323% p.a.	6.4131% (a)	July 2045	790	679	26,740	27,271	(h)
Bloco Central	BNB - 1st, 2nd and 3rd disbursements	6.5594% p.a.	6.9531% (a)	July 2045	12,335	10,643	417,764	425,968	(h)
Bloco Central	BNDES - FINEM I (Sub-loan A - 1st disbursement)	IPCA + 8.052378% p.a.	8.4241% (a)	October 2047	5,829	5,062	222,950	230,040	(c) (d) (g)
Bloco Central	BNDES - FINEM I (Sub-loan A - 2nd disbursement)	IPCA + 8.052378% p.a.	8.4850% (a)	October 2047	3,948	3,525	133,287	-	(c) (d) (g)
Bloco Sul	BNDES - FINEM I (Subcredit C - 1st disbursement)	IPCA + 8.252144% p.a.	8.7324% (a)	October 2047	16,818	15,029	502,588	491,242	(c) (d) (g)
Bloco Sul	BNDES - FINEM I (Subcredit C - 2nd disbursement)	IPCA + 8.252144% p.a.	8.5313% (a)	October 2047	1,311	1,198	66,824	-	(c) (d) (g)
CAP	Maduro and Curiel’s Bank	USD + 4.2% p.a.	N/I	April 2030	-	-	536,178	700,131	(d)
					Total	38,698	4,757,320	4,665,030

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

	Consolidated
	12/31/2025	12/31/2024
Current	231,031	181,976
Loans and financing	234,089	184,684
Transaction costs	(3,058)	(2,708)
Non-current	4,526,289	4,483,054
Loans and financing	4,561,929	4,519,565
Transaction costs	(35,640)	(36,511)
Total	4,757,320	4,665,030

N/I - Transaction cost not identified due to unfeasibility or immateriality.

(a)	The actual cost of these transactions refers to costs incurred in the issuance of securities and does not consider post-fixed rates since interest and principal will be settled at the end of the transaction, and the applicable future rates are not known on the date of each transaction. These rates will only be known as each transaction period elapses. When a transaction has more than one series/tranche, it is presented at the weighted average rate;

Guarantees:

(b)	Assignment of bank accounts, indemnities, and receivables;

(c)	Motiva’s accommodation/corporate bond proportional to its direct/indirect equity participation;

(d)	Security interest;

(e)	100% accommodation/corporate bond from Motiva;

(f)	Surety provided by the other concessionaire shareholder, in proportion to its direct/indirect ownership interest.

(g)	Motiva’s corporate bond under a suspensive condition in the event of early termination of the concession agreement; and

(h)	Bank guarantee.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

Payment schedule (non-current)	12/31/2025
2027	141,312
2028	155,777
2029	1,691,038
2030	173,877
2031 onwards	2,399,925
(-) Transaction costs	(35,640)
Total	4,526,289

The Company and its subsidiaries have financial agreements, such as loans and financing, among others, with cross-default and/or cross-acceleration sections, establishing early maturity if they are in default of amounts due in other agreements signed by them, or in case the early maturity of these agreements occurs. The indicators are constantly monitored at each reporting date in order to avoid the enforcement of such sections. There are no breaches of covenants relating to loans and financing.

15.	Debentures

						Cost balances
			Transaction cost		Transaction	to be
Company	Series	Contractual rates (% p.a.)	effective rate (% p.a.)	Final maturity	costs incurred	appropriated	12/31/2025	12/31/2024
CPC	6th Issuance - Single Series	CDI + 0.95% p.a.	1.0122% (a)	February 2030	762	610	255,548	-	(g)
				Subtotal Parent Company		610	255,548	-
Bloco Central	3rd Issue - Single Series	IPCA + 6.96% p.a.	7.0561% (a)	October 2047	23,605	20,454	2,898,186	2,848,286	(c) (d) (e) (f)
Bloco Sul	3rd Issue - Series 1	IPCA + 6.99% p.a.	7.0784% (a)	October 2047	70,485	61,720	9,066,204	8,906,159	(c) (d) (e) (f)
Bloco Sul	3rd Issue - Series 2	IPCA + 6.99% p.a.	7.2953% (a)	October 2047	56,335	51,224	2,375,281	2,330,743	(c) (d) (e) (f)
Pampulha	2nd Issue - Single Series (commercial note)	CDI + 1.10% p.a.	1.3075% (a)	June 2026	-	-	-	167,264	(b)
Pampulha	1st Issue - Single Series	CDI + 0.70% p.a.	1.2217% (a)	February 2028	1,957	1,390	567,898	-	(b)
					Total	135,398	15,163,117	14,252,452

	Consolidated
	12/31/2025	12/31/2024
Current	247,383	193,190
Debentures	253,783	198,570
Transaction costs	(6,400)	(5,380)
Non-current	14,915,734	14,059,262
Debentures	15,044,732	14,196,652
Transaction costs	(128,998)	(137,390)
Total	15,163,117	14,252,452

(a)	The actual cost of these transactions refers to the Internal Return Rate (IRR) calculated considering contracted interest plus transaction costs. For applicable cases, variable contractual rates were not considered for the purposes of calculating the IRR;

Guarantees:

(b)	Motiva’s accommodation/corporate bond proportional to its direct/indirect equity participation;

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

(c)	Security interest;

(d)	Fiduciary sale;

(e)	Fiduciary assignment of concession rights and receivables;

(f)	Motiva’s corporate bond under a suspensive condition in the event of early termination of the concession agreement; and

(g)	There are no guarantees.

Payment schedule (non-current)	12/31/2025
2027	25,783
2028	621,243
2029	172,575
2030	475,336
2031 onwards	13,749,795
(-) Transaction costs	(128,998)
Total	14,915,734

The Company and its subsidiaries have financial agreements, such as bonds, among others, with cross-default and/or cross-acceleration sections, establishing early maturity if they are in default of amounts due in other agreements signed by them, or in case the early maturity of these agreements occurs. The indicators are constantly monitored at each reporting date in order to avoid the enforcement of such sections. There has been no breach of covenants related to the debentures.

16.	Provision for civil, labor, social, tax, and contractual risks

The Company and its subsidiaries are parties to lawsuits and administrative proceedings before courts and governmental agencies, arising from the normal course of their operations, involving tax, labor, civil, and contractual matters.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

16.1	Proceedings with a probable loss expectation

Management constituted a provision in an amount considered sufficient to cover estimated probable losses regarding pending actions, according to the table below, based on (i) information from its legal advisors, (ii) an analysis of the ongoing legal proceedings, and (iii) previous experience in relation to the amounts claimed:

	Civil,
	Administrative,	Labor and social
Consolidated	and other	security	Contractual	Total
Balance as of January 1, 2025	676	114,668	-	115,344
Constitution	501	5,438	86	6,025
Reversal	(340)	(4,360)	(72)	(4,772)
Payments	(175)	(4,634)	(14)	(4,823)
Update of procedural and monetary bases	124	3,378	-	3,502
Conversion adjustment	(22)	291	-	269
Exchange-rate variation	-	(13,557)	-	(13,557)
Balance as of December 31, 2025	764	101,224	-	101,988

16.2	Proceedings with a possible loss expectation

The Company and its subsidiaries are exposed to other risks related to tax, civil, and labor matters, which have been assessed by legal counsel as representing a possible risk, in the amounts set out below, for which no provision has been recognized.

	Consolidated
	12/31/2025	12/31/2024
Civil and administrative matters	146,557	101,045
Tax	4,357	12,395
Civil and administrative matters	29,723	21,145
Labor and social security	180,636	134,585
Total	361,273	269,170

17.	Equity

17.1.	Share capital

As of December 31, 2025, the Company’s share capital is MXN 16,864,204, divided into 939,744,237 registered common shares and 939,744,236 registered preferred shares.

On December 17, 2025, in a Special General Meeting, the Company’s capital reduction was approved in favor of Motiva (previous controlling shareholder), in the amount of MXN 774,510.

The shares are distributed as follows:

	12/31/2025				12/31/2024
	Equity interest	Common shares	Preferred shares	Paid-in shares	Equity interest	Common shares	Preferred shares	Paid-in shares
Motiva S.A.	99.99999999%	939,744,236	939,744,236	1,879,488,472	99.99999999%	1,015,853,607	1,015,853,607	2,031,707,214
SIP - Sociedade de Investimentos e Participações Ltda	0.00000001%	1	-	1	0.00000001%	1	-	1
	100%	939,744,237	939,744,236	1,879,488,473	100%	1,015,853,608	1,015,853,607	2,031,707,215

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

17.2.	Legal Reserve

This reserve is established by allocating 5% of the net income determined for each fiscal year, pursuant to Article 193 of Law No. 6,404/76, until it reaches 20% of share capital.

17.3.	Other comprehensive income

This line includes the effects of:

•	Foreign exchange variations on investments in subsidiaries abroad. This accumulated effect will be reclassified to profit or loss as a gain or loss only upon disposal or write-off of the investment.

17.4.	Interest on equity

On December 15, 2025, the Special General Meeting approved the payment by the Company of interest on equity, based on Shareholders’ Equity as of December 31, 2024, in the gross amount of MXN 28,966, corresponding to R$ 4.0170504435 per share, after deduction of 15% withholding income tax, the net amount is MXN 24,617.

17.5.	Long-Term Incentive Plans, payable in shares

During the year ended December 31, 2025, a new Long-Term Incentive Plan was granted, with the following characteristics and pricing parameters:

Performance Portion

•	Number of shares granted - performance portion: 31,217 shares;

•	Grant date: April 16, 2025;

•	Current price (prior year’s TSR - Total Shareholder Return): MXN 39.34;

•	Exercise price (target TSR): for each tranche of the regular plan, MXN 38.90, MXN 35.88, and MXN 32.52;

•	Volatility calculated for each tranche: 22.69%, 24.45%, and 25.79%;

•	The risk-free interest rate for each tranche: 14.20%, 14.00%, and 14.12%; and

•	Total term: for the regular plan, the vesting period will be 2 years for the 1st tranche, 3 years for the 2nd tranche, and 4 years for the 3rd tranche.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

Retention Portion

The fair value of the portion linked to the retention, consisting of 31,217 shares, was determined by the market price of the Motiva’s shares, on April 16, 2025 (grant date), of MXN 41.99, and is conditional only on the passing of time and the provision of the service by employees.

The plans granted in 2023 and 2024 maintain the same characteristics disclosed in the explanatory notes to the financial statements for the year ended on December 31, 2024, and 2023. In the first half of 2025, 32,371 shares were granted, and 287,302 shares were canceled due to terminations, leaving 58,876 shares to be exercised as the vesting period progresses.

In the fiscal year period ended December 31, 2025, the amount of MXN 3,238 related to the plans granted in 2023, 2024, and 2025 was reversed from an expense, with a corresponding entry to capital reserve.

Settlement of share-based payment awards

In connection with the sale transaction of CPC, concluded on September 1, 2026 (see note n. 1), the following settlement conditions apply to the outstanding long-term incentive plans:

•	Lock-up: The one-year lock-up restriction is released upon closing of the transaction.

•	Retention Tranche (50% of each grant): Motiva’s shares will be transferred to the beneficiaries at closing, with immediate settlement, regardless of the originally established vesting schedule.

•	Performance Tranche (50% of each grant): Settlement remains subject to the measurement and achievement of the applicable TSR index. The vesting periods are accelerated and deemed fulfilled as of the closing date; however, the actual transfer of shares is contingent upon confirmation that the TSR target has been met, and this tranche remains restricted until the index is determined.

•	Share transfer (2023, 2024 and 2025 grants): Settled through the transfer of shares at closing, under the conditions described above.

The lock-up release process has been initiated, with the share transfer expected to take place in October 2026.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

18.	Net operating revenue

	Consolidated
	2025	2024
Construction revenues (IFRIC 12)	1,521,304	5,231,512
Airport Revenue	7,678,930	6,832,253
Accessory revenues	387,964	320,420
Rebalancing Revenue	20,738	57,062
Revenues from service provision among related parties	29,055	12,175
Revenues from accounts receivable from the Concession Grantors	-	3,996
Net operating revenue	9,637,991	12,457,418
Net operating revenue in Brazil	6,435,672	9,564,274
Net operating revenue abroad	3,202,319	2,893,144

19.	Financial profit or loss

	Consolidated
	12/31/2025	12/31/2024
Financial expenses	(3,431,629)	(2,565,583)
Interest on loans, financing, debentures, and commercial notes	(1,523,796)	(1,322,071)
Adjustment for inflation on loans, financing, bonds and promissory notes.	(687,486)	(577,326)
Adjustment for inflation on obligations to the Concession Grantors	(798,023)	(583,251)
Interest and adjustments for inflation	(213,993)	(180,465)
Capitalization of loan costs	155,767	582,939
Adjustment to present value of obligations with the Concession Grantors	(350,981)	(266,705)
Exchange-rate variation on foreign suppliers	(6,488)	(2,346)
Adjustment to present value - lease	(51)	(105)
Fees, commissions, and other financial expenses	(6,578)	(216,253)
Financial revenues	403,632	297,633
Earnings on financial investments	327,115	231,246
Exchange-rate variation on foreign suppliers	9,413	1,195
Interest and other financial revenues	67,104	65,192
Net finance costs	(3,027,997)	(2,267,950)

20.	Financial instruments

20.1	Financial instruments by category and fair value hierarchy

The table below shows the carrying amounts and the fair values of the financial assets and liabilities, including their levels in the hierarchy of fair value. It does not include information on the fair value of the financial assets and liabilities not measured at fair value if the carrying amount is a reasonable approximation of the fair value.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

		12/31/2025	12/31/2024
Assets	Level 2	4,845,492	4,225,442
Fair value through profit or loss		3,953,038	3,114,210
Cash and banks	Level 2	1,474,664	1,164,598
Financial investments		1,976,266	1,650,643
Linked financial investments - reserve account		502,108	298,969
Amortized cost		892,454	1,111,232
Accounts receivable		889,843	904,889
Accounts receivable with related parties		2,611	201,822
Loans with related parties		-	486
Dividends and interest on capital		-	4,035
Liabilities		(30,589,187)	(29,545,017)
Amortized cost		(30,589,187)	(29,545,017)
Debentures and commercial notes (a)		(15,298,515)	(14,395,221)
Loans and financing (a)		(4,796,018)	(4,704,250)
Suppliers and other accounts payable		(723,522)	(875,502)
Loans with related parties		-	(32,431)
Suppliers and accounts payable to related parties		(312,833)	(290,633)
AFAC - related parties		-	(218)
Obligations with the Concession Grantors		(9,328,371)	(9,207,599)
Dividends and interest on capital		(129,928)	(39,163)
Total		(25,743,695)	(25,319,575)

(a)	Carrying amounts are gross from transaction costs.

Loans and Debentures Measured at Amortized Cost - If the criterion of recognizing these liabilities at their fair value (Level 2) were adopted, the resulting balances would be as follows:

	Consolidated
	12/31/2025		12/31/2024
	Carrying amount	Fair value	Carrying amount	Fair value
Debentures (a)	15,298,505	14,940,398	14,395,221	13,609,035
Loans and financing (a)	4,796,018	4,748,654	4,704,250	5,956,821

(a)	Carrying amounts are gross from transaction costs.

Fair values were calculated by projecting cash flows up to the maturity of the transactions based on future rates obtained from public sources (e.g., B3, ANBIMA, and Bloomberg), adding contractual spreads and brought to present value using a pre-fixed rate (pre-DI), plus credit risk components, which considers the ANBIMA triple-A credit curve on the base date as the spread.

20.2	Derivative financial instruments

The main purpose of the operations conducted as of December 31, 2025, is to protect against fluctuations in other indexes and interest rates, without a speculative nature. Accordingly, they are characterized as hedge instruments and recorded at fair value through profit or loss.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

The Company contracted and settled NDF (Non-Deliverable Forward) for protection against exchange-rate variation in relation to open balances with supplier Alstom.

All derivative financial instruments were traded over-the-counter (OTC).

A summarized table of derivative instruments contracted for the Company is shown below:

		Reference value		Gross values contracted and		Income (loss)
						Gain/(loss) in comprehensive
		(Notional)		Received/(paid) local currency		income
Operation	Maturity date	2025	2024	2025	2024	2025	2024
NDF - foreign exchange risks		1,307,174	738,232	(12,111)	(29,809)	(12,111)	(29,809)
Assets position	2025	1,307,174	738,232	(12,111)	(29,809)	(12,111)	(29,809)

20.3	Sensitivity analysis

Sensitivity analyses are established based on assumptions and premises related to future events. The Management of the Company and its subsidiaries regularly review these estimates and assumptions used in calculations. However, the settlement of transactions involving these estimates may result in amounts that differ from estimated amounts, as a result of the subjectivity inherent to the process used to prepare the analyses.

In the sensitivity analysis calculations, new contracts of operations with derivatives were not considered other than the current ones.

For the A and B stress scenarios of the sensitivity analysis, the Company adopted the percentages of 25% and 50%, respectively, which are applied to present the situation showing relevant sensitivity to variable risk.

20.3.1	Sensitivity analysis of interest rate variations

The table below presents the amounts arising from foreign exchange variations and interest on loan, financing, debenture, intercompany loan, bond, and other financial instrument agreements with post-fixed rates, within the 12-month period, i.e., through December 31, 2026, or through the maturity date of each transaction, whichever occurs first.

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

		Consolidated - Effect in MXN on the result
	Exposure in MXN
Risk	(6) and (7)	Probable scenario	Scenario A 25%	Scenario B 50%
CDI rate	(825,442)	(128,699)	(159,257)	(189,804)
IPC-A	(15,314,134)	(1,754,833)	(1,927,132)	(2,099,431)
TJLP	(1,297,305)	(151,379)	(181,648)	(211,926)
SOFR daily	(1,556,243)	(78,135)	(111,125)	(149,499)
Effect on Debentures, Loans and financing	(18,993,124)	(2,113,046)	(2,379,162)	(2,650,660)
CDI rate	2,276,381	278,389	347,242	415,930
Effect on financial investments	2,276,381	278,389	347,242	415,930
Total net effect of gains / (losses)	(16,716,743)	(1,834,657)	(2,031,920)	(2,234,730)

The interest rates considered were (1):
	CDI rate increase (2)	14.90%	18.63%	22.35%
	IPC-A (3)	4.26%	5.33%	6.39%
	TJLP (4)	9.19%	11.49%	13.79%
	SOFR daily (5)	3.72%	4.65%	5.58%
	CDI rate decrease (2)	14.90%	11.18%	7.45%

(1)	The rates presented above served as the basis for the calculation and were used in the 12 months of the calculation:

The assumptions used to determine the discount rates for levels 2 to 4 are detailed below:

(2)	Rate as of 12/31/2025, published by B3. The increase in the CDI rate was taken into account to calculate the stress scenarios for both liabilities and investments, so that the total net impact at risk can be observed by offsetting the increase in financial investments against the increase in liabilities.;

(3)	Accumulated annual variation in the past 12 months, published by the Brazilian Institute of Geography and Statistics (IBGE);

(4)	Rate on 12/31/2025, published by the BNDES;

(5)	Secured Overnight Financing (SOFR) Rate, published daily by the Federal Reserve on 12/31/2025;

(6)	The exposure amounts do not include adjustments to fair value, are not deducted from transaction costs, and do not consider the balances of interest on 12/21/2025, when they do not affect the calculations of subsequent effects; and

(7)	The stress scenarios consider depreciation of the risk factors (CDI rate, Long Term Interest Rate (TJLP), Amplified Consumer Price Index (IPCA), Special System for Settlement and Custody (Selic) rate, and SOFR).

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

21.	Commitments subject to concession agreements

21.1	Commitments to the Concession Grantor

					Current
			Amount paid during the period		Amount payable
			12/31/2025	12/31/2024	12/31/2025	12/31/2024
Variable concession fee	%	Base	357,775	356,731	100,708	130,526
Curaçao Airport (CAP)	16.0	Aviation and non-aeronautical revenue	285,144	301,424	6,547	49,401
BH Airport	5.0	Gross Revenue	70,221	55,307	90,865	78,774
Pampulha	5.0	Gross revenue	2,410	-	3,296	2,351

21.2	Fixed contribution – BHAirport

	12/31/2025		12/31/2024
		(Carrying		(Carrying
	Par value	amount)	Par value	amount)
Current	557,454	321,351	878,821	856,018
Non-current	11,467,360	8,906,312	11,161,644	8,221,048
Total	12,024,814	9,227,663	12,040,465	9,077,066

	12/31/2025		12/31/2024
		(Carrying		(Carrying
	Par value	amount)	Par value	amount)
2025	-	-	878,821	856,018
2026	557,454	321,351	547,582	447,883
2027	557,454	327,686	547,582	317,006
2028	557,454	333,704	547,582	323,409
2029 onwards	10,352,451	8,244,922	9,518,898	7,132,749
Total	12,024,813	9,227,663	12,040,465	9,077,065

It refers to the annual amount to be paid to the Concession Grantor as a result of the offer made in the auction under the concession, which was provided in the Bidding Notice as fully owed from the start of concession, as well as the extraordinary contribution for economic and financial restoration, provided for in the extraordinary review of the concession agreement.

21.3	Commitments related to concessions

The concessionaires assumed commitments in their concession agreements, which encompass investments (improvements and major periodic maintenance) to be made over the concession period. The values shown below reflect the value of investments established at the beginning of each concession agreement, adjusted by rebalancing agreed upon with the Concession Grantors and restated on an annual basis by the Tariff Adjustment Indices of each concessionaire; therefore, they do not include possible differences in relation to market prices and other price correction indicators:

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

Company	12/31/2025	12/31/2024
BH Airport (a)	435,793	634,253
Pampulha	249,909	418,131
	685,702	1,052,384

(a)	The amounts represent 100% of the concessionaire.

The amounts above do not include any contingent investments related to service-level matters, cases under discussion concerning rebalancing, and minor non-recurring maintenance.

22.	Statements of cash flows

22.1	Transactions not affecting cash flow

Transactions that did not affect cash during the years ended December 31, 2025 and 2024 are presented in the cash flow statement under the following lines:

	Consolidated
	2025	2024
Changes in assets and liabilities	(36,544)	(9,269)
Recoverable taxes	(36,544)	(9,269)
Effect on net cash from investment activities	36,544	9,269
Other Property, plant and equipment, and intangible assets	36,544	9,269

22.2 Financing activities

The Company classifies the interest paid as a financing activity, as it considers that such classification best represents the funding flows to fulfill the obligations in the concession agreements.

The reconciliation of financing activities is shown below:

	Loans and			Dividends and	controlling
Consolidated	financing	Debentures	Share capital	interest on equity	shareholders	Lease liabilities	Total
Balance as of December 31, 2024	(4,665,030)	(14,252,451)	(17,638,714)	(39,163)	268,935	(18,573)	(36,344,996)
Variation in financing cash flows	(51,889)	410,831	774,510	35,480	10,151	8,685	1,187,768
Borrowings	(1,748,339)	(834,570)	-	-	-	-	(2,582,909)
Payments of principal	1,276,885	173,154	-	-	-	350	1,450,389
Payments of interest	419,565	1,072,247	-	-	-	8,335	1,500,147
Capital reductions	-	-	774,510	-	4,258	-	778,768
Dividends paid	-	-	-	35,480	5,893	-	41,373
Other variations that do not affect cash	(40,401)	(1,321,497)	-	(126,245)	95,578	3,465	(1,389,100)
Expenses with interest, adjustment for inflation and exchange rate variation	(460,925)	(1,750,357)	-	-	-	-	(2,211,282)
Reversal of the present value adjustment	-	-	-	-	-	(51)	(51)
Recognition of dividends payable	-	-	-	(132,000)	-	-	(132,000)
Non-controlling shareholders’ income for the period	-	-	-	-	84,804	-	84,804
Cumulative conversion adjustment	420,524	428,860	-	5,755	10,774	2,174	868,087
Other movements	-	-	-	-	-	1,342	1,342
Balance as of December 31, 2025	(4,757,320)	(15,163,117)	(16,864,204)	(129,928)	374,664	(6,423)	(36,546,328)

Companhia de Participações em Concessões

Notes to the consolidated financial statements for the years ended December 31, 2025 and 2024

(Expressed in thousands of Mexican pesos, unless otherwise indicated)

23.	Subsequent Events

Pampulha

On February 20, 2026, the 2nd Amendment to the Concession Contract was entered into in order to: (i) include the Minas Gerais State Transportation Regulatory Agency (Agência Reguladora de Transportes do Estado de Minas Gerais — ARTEMIG); (ii) amend the reference month of the IPCA index used in the annual tariff adjustment; and (iii) add the operation and maintenance of the Aircraft Rescue and Firefighting Service (Serviço de Salvamento e Combate a Incêndio — SESCINC) to the concessionaire’s obligations, as well as establish the economic-financial rebalancing of the original concession agreement.

CPC

Capital Increase

On September 1, 2026, the Shareholders’ Extraordinary General Meeting approved an increase in the Company’s share capital in the amount of MXN 831,538, through the issuance of 161,583,752 common shares, increasing the Company’s share capital from MXN 16,864,204 to MXN 17,695,743.

	09/01/2026
	Equity interest	Common shares	Preferred shares	Paid-in shares
Aeropuerto de Cancún	100%	1,101,327,988	939,744,236	2,041,072,224

***

Early Redemption of Debentures

On September 10, 2026, the Company completed the optional early redemption of its entire 6th debenture issuance, resulting in the full settlement of the related debt, which had been recognized as a liability of the Company as of December 31, 2025.